# IGT Annual Report

# CONTENTS


TRIPLE
LUCKY
CREDIT WINNERS
ANY TWO
ANY ONE
THIS MACHINE ACCEPTS
$1 $5 $10 $20 $50 $100 BILLS
TRIPLE
LUCKY

*Triple Lucky 7's*® – which led game placement for IGT's *S2000*™ reel-spinning slot games in fiscal 2002 – is based on the ever-popular *Lucky 7's*® theme. The *S2000*™ series replaced IGT's successful *S-Plus*™ machines and offers advanced technological components including *EZ-Pay*™ ticket system compatibility.

International Game Technology built on the performance of the past and grew into a bigger, stronger company in fiscal 2002. The year saw the completion of the acquisition of Anchor Gaming (Anchor). With the assimilation of 2,200 former Anchor employees, the company grew to 6,200 total employees.

New markets and ever-widening acceptance of coin-free technology kept domestic sales strong even in the face of a widespread economic slowdown. Exciting new games offering better than ever video and sound rolled off the production lines into the marketplace at a brisk rate.



New *Game King®* machines, including this new 19" slant-top model with *iGame-Plus™* offerings like *Enchanted Unicorn®*, helped IGT dominate the video slot sector in fiscal 2002.

International Game Technology's game library, already the largest in the industry, expanded even further in fiscal 2002. We introduced over 70 new slot, poker and video slot games, from the fantasy world of *Enchanted Unicorn®* to *The Frog Prince®* and *Lucky Larry's Lobstermania™* – all built on the versatile *iGame-Plus™* video platform – to *S2000™* games like *Crystal Sevens™* and new Action Poker games like *Hundred Play Draw Poker™*.

Diversity and depth would count for little, however, if the games weren't fun to play. Fortunately, readers' polls in *Casino Player* and *Strictly Slots* magazines confirmed market-testing data and reinforced that people love to play IGT machines. In both surveys, IGT machines held the top spot in the majority of categories and *all* of the picks in some categories.


MOTOR
HARLEY-DAVIDSON
CYCLES

*HARLEY-DAVIDSON®* Video Slots joined the *MegaJackpots™* lineup in fiscal 2002 and introduced a new jackpot concept called *Rapid Riches MegaJackpots™*.

In the *MegaJackpots™* arena, two established trends continued: branding and brand extensions. Among the name brands introduced in fiscal 2002 were *HARLEY-DAVIDSON®* Video Slots and *Elvira® – Mistress of the Dark™* Video Slots.

American icon *HARLEY-DAVIDSON®* launched *Rapid Riches MegaJackpots™* with a smaller but more frequent jackpot. In addition to the progressive top award that starts at $50,000, the lucky winner receives a special edition *HARLEY-DAVIDSON® Fat Boy®* motorcycle.

*Elvira®* Video Slots were added to *The Addams Family™* Video Slots to create the *MegaJackpots™ Spooky Slots™* games. Additionally the *Diamond Cinema™* family of games, which originally included *Marilyn Monroe™* and *Humphrey Bogart™-Ingrid Bergman™*, grew in fiscal 2002 to include the *James Dean™* game.

Extending brands in this way allows more flexibility to add new games and makes it easier to refresh the game lineups without establishing an entirely new system.



The new *Hundred Play Draw Poker*™ game expanded the successful multi-hand poker lineup, adding a new dimension to the Action Gaming library of games.

While they are the best known of IGT's propriety gaming categories, *MegaJackpots*™ progressive systems are not our only recurring revenue games. Multi-hand poker games from Action Gaming, such as *Triple Play Draw Poker*™, *Five Play Draw Poker*™, *Ten Play Draw Poker*™, along with certain video slot games are offered on a daily flat fee basis.

Growth in our base of installed machines and improved coin-in due to the popularity of IGT games, coupled with the Anchor consolidation, significantly increased gaming operations revenue.


OREGON LOTTERY
VLC


Video lottery terminals, or VLTs – like this machine for the Oregon Lottery – are offered in some jurisdictions as an alternative to casino-style machines.

In the public gaming market, IGT provides both video lottery terminals and casino style games and systems to government controlled jurisdictions. Additionally, IGT currently operates online lottery systems for eight US states. A greater acceptance by the general population, coupled with an increased governmental need to raise revenues without increasing taxes, has expanded the number of lottery and public gaming jurisdictions in recent years. In fiscal 2002, the acquisition of Anchor extended IGT's presence in various government controlled jurisdictions.


GAME KING
MULTI
DENOMINATION
MULTI-GAME

IGT's *Game King® Multi-Denomination*™ machine offers casinos added flexibility by combining selectable wager amounts with a menu of up to 12 games per denomination and *EZ Pay*™ ticket system compatibility.

No discussion of fiscal 2002 would be complete without including coin-free payout alternatives. The conversion to *EZ Play*™ machines and installation of ticket systems announced by Park Place Entertainment in 2001 proceeded as scheduled in 2002. This commitment to ticket-in/ticket-out (TITO) technology by a casino giant is a concrete example of why domestic replacement sales set a new annual record in fiscal 2002.

Coin-free machines have also made possible the rise of two hot slot floor trends: *Multi-Denomination*™ games and penny machines. Since payout is by a ticket, the multi-denom games offer the choice of playing anywhere from a penny up to $25, all on the same machine. Penny machines – impossible to maintain in a coin environment – stormed the local Nevada market in fiscal 2002, particularly on multi-reel, multi-line video machines.



This Amusement with Prize or AWP machine was made by Barcrest, the market leader in the United Kingdom (UK) for AWP sales.

IGT-Europe had the strongest year ever of any IGT international subsidiary. This outstanding performance was aided by the changeover of machines to the Euro currency. IGT-Europe did business in 23 different countries during fiscal 2002.

The gaming world continues to watch developments in the UK in the wake of the Budd Report's recommended deregulation. If the British government's strict rules on gaming are relaxed, IGT will be uniquely positioned to fulfill demand for gaming machines through our subsidiary in the UK.

IGT-UK designs and manufactures a variety of gaming machines for the UK and other European markets through five game design centers.


THIS MACHINE ACCEPTS

The new *Ms. Little Green Men*® game combines the attributes of traditional slots – with its five mechanical reels – and video slots, utilizing the *Vision Series*® LCD display to illustrate winning combinations.

Fiscal 2002 was another record-setting year for International Game Technology. This year, as in the past, the underlying credit for the company's success goes to the people of IGT. They provide the ideas, the drive and the hard work that make IGT games and machines the best on the market. In a year of change and growth, they remain the company's most valuable asset. Through their efforts, International Game Technology finished another record year with its sights set keenly on continued growth for the future.


THE IGT EXPERIENCE

## Letter to Shareholders

Dear Fellow Shareholders:

This past year has been an extraordinary time for all of us. The stability of our lives has been shaken, and we began fiscal year 2002 in an atmosphere of uncertainty. At that time, after careful consideration, we shared our feelings about the future with you. We believed fiscal 2002 would be a good year for IGT despite the pervasive pessimism that was a prominent feature of the business landscape. After communicating our optimism to you, the employees and management of the IGT family went out and made it happen. Three financial records were achieved during the year:

1. Combined, revenues and earnings of unconsolidated affiliates reached $1.9 billion, up from $1.3 billion in fiscal 2001;
2. Operating income increased 35% over last year; and
3. Adjusted net income per share was $3.36, up from $2.83 in fiscal 2001.

When you remember that at the close of fiscal 2001 we were still reeling from September 11th, with a weak national economy and our own industry struggling in the aftermath of those horrible events, our financial records are even more remarkable. We were able to communicate optimism about IGT's growth potential based on the company's financial strength, market diversity, unmatched technological and game design capabilities, and our first-rate management team. IGT's secret weapon was the work ethic, resolve and talent of our employees.

Let me share with you some of our achievements. Our primary accomplishment for fiscal 2002 was the completion of the Anchor Gaming acquisition, which presented us with significant strategic opportunities.

- It gave IGT ownership of important technology and intellectual property, such as the "wheel" patents, and important patented portions of our ticket-in/ticket-out (TITO) technology.
- It significantly increased our presence in the public gaming sector, which turned out to be a strong source of replacement demand this year.
- It expanded our activities into several areas of legal gaming where we previously had no presence, including online lottery systems, further enhancing the diversity of our revenue sources.
- It brought strong management talent such as T.J. Matthews, our Chief Operating Officer, to IGT.
- Further, the Anchor acquisition met the requirement for immediate earnings accretion, which is a prerequisite to IGT merger prospects.

The second most notable achievement for the year was aggressive *EZ Pay*™ penetration, which strongly influenced replacement demand for the year. These numbers and milestones are significant:

- IGT went live with 15 additional *EZ Pay*™ systems during our fourth quarter, bringing us to a total of 95 systems installed as of the end of fiscal 2002.
- We completed 54 *EZ Pay*™ installations during fiscal 2002, more than doubling the number of systems online.
- The total number of TITO machines sold to date (by all suppliers) more than doubled during fiscal 2002 to over 70,000 at fiscal year end.

As the numbers demonstrate, tickets have quickly become a "must have" feature of the modern casino. There are three primary reasons for this: (1) players quickly come to expect tickets once they've experienced them, because they are neat, clean, quicker than cash and not as heavy as a bucket of coins; (2) casino operators are discovering that tickets reduce overhead, labor and other costs by as much as 45%; and (3) tickets reduce downtime for machines by reducing or eliminating hopper fills and speeding up hand pays. For these reasons, player satisfaction, reduced overhead, and less machine downtime, earnings per machine increase.

In a year of sharply curtailed capital spending by businesses worldwide, IGT increased product sales revenue to a record $846 million (up from $824 million in fiscal 2001) and brought total unit sales to a record 124,000 (up from 120,000 in fiscal 2001). We were able to grow our product sales business and increase our market share in a very challenging environment, thanks to our ongoing commitment of time, talent and money to research and product development. This led to our introduction of over 70 new games in fiscal 2002, our best suite of games ever.

Domestically, strong replacement sales, driven primarily by TITO, accounted for the bulk of product sales and led us to set a new annual record of 40,700 replacement machines sold. Great geographic diversification meant that the post-September 11th slowdown in tourism that hit Nevada particularly hard was offset by higher shipments across all of our other markets. That's the good news. The better news was that Nevada shipments were, by far, the strongest in the fourth quarter, and continued to strengthen in early fiscal 2003.

Our international business had its strongest year ever in terms of operating profit. IGT-Europe reported record operating profit for the year. In fact, its profit contribution was the highest ever by any international subsidiary. In the UK, Barcrest continued as the market leader, ending the year in excellent position in terms of game design and marketing capability. We are ready to take full advantage of UK gaming liberalization as it unfolds over the next few years.

Even in fiscal 2002's challenging business environment, our proprietary gaming operations grew in both revenues and gross profit. We attribute this growth to our ability to manage our brand mix and our use of brand extensions that allow us maximum flexibility to maintain high player interest. We also successfully managed our geographical mix by placing more games in under saturated, higher win-per-unit jurisdictions.

New titles introduced during the year (*HARLEY-DAVIDSON®*, *Diamond Cinema™*, and *Elvira®*) joined perennial favorite *Wheel of Fortune®* and 2001's *The Price is Right™* in leading the way to gains in gross profit, yield per unit and size of installed base. We are optimistic about the opportunities for continued growth in our proprietary gaming segment in fiscal 2003. The drivers, much like those for product sales, are better games, gaming expansion and new technology.

We're also very encouraged by the prospects for lottery expansion. The 2002 elections set the stage for growth and expansion in a number of states.

As fiscal 2003 gets underway, our confidence in continued growth remains intact. The prospects for public gaming are particularly encouraging as a growth driver. Technology advances, such as *EZ Pay™* and our new Advanced Video Platform, continue to find favor with casino operators and their customers alike. Replacement buying by our customers continues to grow. Our game designs just get better and better, adding value to the casino floor to an extent that is unmatched in the industry. The people of IGT remain committed to developing and building the best games and products in our industry and keeping IGT a leader on the slot floor.

To that end, we encourage you to thumb through the pages at the back of this report to take a look at the products and games that we will debut in fiscal 2003. We think they represent one of the strongest lineups ever, and that alone is enough to cause us to feel good about IGT's future. Thank you for your continued interest and support.

Sincerely,

Charles N. Mathewson
Chairman of the Board

G. Thomas Baker
President and Chief Executive Officer

# Financial Highlights

The following information has been derived from our consolidated financial statements. On December 30, 2001, we completed our acquisition of Anchor. See Management's Discussion and Analysis of Financial Condition and Results of Operations and Note 2 of our Consolidated Financial Statements for additional information.

| | Sept. 28, 2002 | Sept. 29, 2001 | Sept. 30, 2000 | Oct. 2, 1999 | Sept. 30, 1998 |
|---|---|---|---|---|---|
| *(Amounts in thousands, except per share data)* | | | | | |
| **Selected Income Statement Data** | | | | | |
| Total revenues | $1,847,568 | $1,199,209 | $ 898,404 | $ 854,106 | $ 758,942 |
| Earnings of unconsolidated affiliates | $ 32,470 | $ 142,630 | $ 105,991 | $ 75,556 | $ 65,181 |
| Income from operations | $ 532,432 | $ 395,279 | $ 267,528 | $ 116,318 | $ 218,877 |
| Income from continuing operations, net of tax | $ 276,718 | $ 213,935 | $ 156,792 | $ 65,312 | $ 152,446 |
| Income from discontinued operations, net of tax | $ 7,639 | $ – | $ – | $ – | $ – |
| Extraordinary item, net of tax | $ (13,192) | $ – | $ – | $ (3,254) | $ – |
| Net income | $ 271,165 | $ 213,935 | $ 156,792 | $ 62,058 | $ 152,446 |
| Basic earnings per share | | | | | |
| Continuing operations | $ 3.28 | $ 2.90 | $ 2.05 | $ 0.65 | $ 1.35 |
| Discontinued operations | $ 0.09 | $ – | $ – | $ – | $ – |
| Extraordinary item | $ (0.16) | $ – | $ – | $ (0.03) | $ – |
| Net income | $ 3.21 | $ 2.90 | $ 2.05 | $ 0.62 | $ 1.35 |
| Diluted earnings per share | | | | | |
| Continuing operations | $ 3.21 | $ 2.80 | $ 2.00 | $ 0.65 | $ 1.33 |
| Discontinued operations | $ 0.09 | $ – | $ – | $ – | $ – |
| Extraordinary item | $ (0.15) | $ – | $ – | $ (0.03) | $ – |
| Net income | $ 3.15 | $ 2.80 | $ 2.00 | $ 0.62 | $ 1.33 |
| Cash dividends declared per common share | $ – | $ – | $ – | $ 0.03 | $ 0.12 |
| Weighted average common shares outstanding | 84,593 | 73,851 | 76,586 | 99,461 | 113,064 |
| Weighted average common and potential shares outstanding | 86,049 | 76,525 | 78,229 | 100,238 | 114,703 |
| **Selected Balance Sheet Data** | | | | | |
| Working capital | $ 683,963 | $ 596,775 | $ 555,233 | $ 739,753 | $ 470,003 |
| Total assets | $3,315,818 | $1,923,439 | $1,623,716 | $1,765,060 | $1,543,628 |
| Long-term notes payable and capital lease obligations | $ 971,375 | $ 984,742 | $ 991,507 | $ 990,436 | $ 322,510 |
| Stockholders' equity | $1,433,144 | $ 296,113 | $ 96,585 | $ 242,218 | $ 541,276 |

# Management's Discussion and Analysis of Financial Condition and Results of Operations

## Company Overview

International Game Technology is recognized as one of the world leaders in the development and production of computerized gaming products. Unless the context indicates otherwise, references to "International Game Technology," "IGT," "we," "our," or "the Company" includes International Game Technology and our wholly-owned subsidiaries and their subsidiaries. We operate principally in three lines of business: Product sales encompasses the development, manufacturing, marketing, distribution and sales of computerized gaming products and systems; Proprietary gaming includes the development, marketing and placement of wide area progressive (WAP) systems, stand alone games, and gaming equipment leasing; and Lottery systems consists of the development, manufacturing, operation and sale of online lottery and pari-mutuel systems and related equipment. In addition to our US production, we currently manufacture our products in the United Kingdom (UK) and through third party manufacturers in Japan, Canada and Germany. We also maintain sales offices in selected legalized gaming jurisdictions globally, including Australia, Europe, Japan, Latin America, New Zealand and South Africa.

## Critical Accounting Policies

Our consolidated financial statements have been prepared in conformity with accounting principles generally accpted in the United States (US). Accordingly, we are required to make estimates, judgments and assumptions that we believe are reasonable based on our historical experience, contract terms, observance of known trends in our company and the industry as a whole, and information available from other outside sources. Our estimates affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On a regular basis, we evaluate our estimates, including those related to customer programs and incentives, product returns, bad debts, inventory obsolescence, investments, intangible assets, income taxes, warranty obligations, long-term contracts, contingencies and litigation. Actual results may differ from initial estimates.

We have identified the following policies as critical to our business operations and the understanding of our results of operations: use of estimates, revenue recognition, jackpot liabilities and expenses, receivables and allowance for doubtful accounts, inventories and obsolescence, and long-lived assets. For a discussion on the application of these and other significant accounting policies, see Note 1 of our Consolidated Financial Statements.

## Anchor Acquisition

On December 30, 2001, we completed our acquisition of Anchor Gaming (Anchor). Subsequently, we merged Anchor Gaming into International Game Technology. The acquisition resulted in the addition of two new lines of business, lottery and pari-mutuel systems and casino operations. The lottery and pari-mutuel operations provide equipment and related services to online lotteries and pari-mutuel organizations. In June 2002, we committed to a plan to sell the casino operations acquired with Anchor. Casino operations included the Colorado Central Station Casino, the Colorado Grande Casino and the Nevada gaming machine route operations. We determined that these assets were not a strategic fit with our core business. As a result, our casino operations are classified as discontinued operations for all periods presented.

The allocation of the Anchor acquisition purchase price continues to be subject to refinement as we continue to finalize the integration of Anchor's businesses and the fair value and estimated useful lives of the intangible assets acquired.

IGT and Anchor have worked together since 1996 as JV partners. The most notable change to our financial results following the acquisition was the consolidation of our joint venture with Anchor, The Spin For Cash Joint Venture (JV), which was previously accounted for under the equity method, whereby revenues were reflected, net of expenses, in earnings of unconsolidated affiliates on our statements of income.

## Results of Operations

### Fiscal 2002 Compared to Fiscal 2001

Net income for fiscal 2002 increased to $271.2 million or $3.15 per diluted share compared to $213.9 million or $2.80 per diluted share for fiscal 2001. Adjusted net income for fiscal 2002 increased to $289.3 million or $3.36 per diluted share compared to $216.2 million or $2.83 per diluted share in fiscal 2001. The acquisition of Anchor and the consolidation of the JV contributed significantly to this improvement. In June 2002, we committed to a plan to sell our casino operations acquired with Anchor and as a result the casino operations have been classified as discontinued operations. We recognized an extraordinary loss on early redemption of debt primarily related to our cash tender offer to repurchase Anchor's outstanding Senior Subordinated Notes. One-time items also included litigation accruals primarily related to a dispute with a former gaming machine distributor. At the beginning of fiscal 2002 we ceased amortization of goodwill related to the adoption of Statement of Financial Accounting Standards (SFAS) 142. For comparability, fiscal 2001 adjusted net income included the elimination of goodwill amortization.

| | Fiscal Years Ended | | | |
|---|---|---|---|---|
| Reconciliation of Net Income to Adjusted Net Income | September 2002 | | September 2001 | |
| *(Amounts in millions, except per share amounts)* | | Per Share | | Per Share |
| Net Income | $271.2 | $ 3.15 | $213.9 | $ 2.80 |
| One-time items, net of tax: | | | | |
| Income from discontinued operations | (7.6) | (0.09) | – | – |
| Extraordinary loss on early redemption of debt | 13.2 | 0.15 | – | – |
| Litigation accruals | 12.5 | 0.15 | – | – |
| Goodwill amortization (ceased in 2002) | – | – | 2.3 | 0.03 |
| Adjusted Net Income | $289.3 | $ 3.36 | $216.2 | $ 2.83 |



Operating Income before Impairment and Restructuring Charges
(Millions)
$219
$214
$268
$395
$532
1998
1999
2000
2001
2002


### *Operating Income*

Operating income for fiscal 2002 grew 35% to $532.4 million from $395.3 million in fiscal 2001. Post acquisition contributions from Anchor and the consolidation of the JV drove this increase. Additionally, product sales gross margins strengthened and we experienced enhanced yield per proprietary game compared to the prior year.

Prior to the Anchor acquisition on December 30, 2001, our revenue from the JV was presented, net of expenses, in earnings of unconsolidated affiliates. Given that current revenues include the JV, but our prior year revenues do not, operating income as a percentage of revenue is not comparable to prior years except on a pro forma basis. If the Anchor acquisition and the consolidation of the JV had been effective at the beginning of fiscal 2001, pro forma revenue would have totaled $2.0 billion in fiscal 2002 compared to $1.9 billion in fiscal 2001. Pro forma operating income before Anchor one-time impairment and restructuring charges would have totaled $555.6 million in fiscal 2002 compared to $483.2 million in fiscal 2001. Pro forma operating income before one-time impairment and restructuring charges as a percentage of revenue improved to 27% in fiscal 2002 versus 25% in fiscal 2001.


Total Revenues and Earnings of Unconsolidated Affiliates
(Millions)
$824
$930
$1,004
$1,342
$1,880
1998
1999
2000
2001
2002

*Revenues and Gross Profit*

Total revenues and earnings of unconsolidated affiliates for fiscal 2002 climbed 40% to $1.9 billion compared to $1.3 billion in the prior fiscal year. Anchor's operations and the consolidated results of the JV activities for the nine months since acquisition contributed $608.3 million in total revenues and $315.8 million in total gross profit in the current fiscal year.

*Product Sales*

Revenue from product sales reached $846.1 million on shipments of 124,000 units worldwide in fiscal 2002. Sales in the prior year totaled $824.3 million on shipments of 120,000 units worldwide. Replacement needs drove demand for our products across most domestic and international markets in the current fiscal year. Total replacement sales increased to 97,400 units for fiscal 2002 compared to 88,800 units in fiscal 2001. Gross profit margins on product sales improved to 43% in the current year versus 40% in the prior year, primarily due to ongoing operational efficiencies and lower component costs.


Product Sales Revenue
(Millions)
$477
$577
$603
$824
$846
1998
1999
2000
2001
2002

Fiscal 2002 domestic shipments of 63,500 units were slightly behind the prior fiscal year of 64,600 machines. The decrease in domestic unit sales resulted from fewer shipments to new or expanded properties in the Nevada and California markets, offset by greater volume across all of our other North American markets. Domestic replacement sales for the current fiscal year increased 8% to 40,700 units compared to 37,600 units in the prior fiscal year. IGT innovations in slot technology, such as *Multi-Denomination*™ games, customer acceptance of new games, as well as growing demand for ticket-in/ticket-out (TITO) technology and our related *EZ Pay*™ systems, contributed significantly to the increase in replacement sales. Several multi-property casino operators have committed to replace existing slot machines with our *EZ Pay*™ systems and TITO equipped machines throughout their major casino resorts.

The declines in domestic shipments were offset by increased international product shipments. International units increased to 60,400 in fiscal 2002 compared to 55,300 in the prior year reflecting improvements across all international markets except Latin America and South Africa.

*Proprietary Gaming*

Gaming operations revenues and earnings of unconsolidated affiliates increased 77% to $914.9 million in the current fiscal year compared to $517.6 million in fiscal 2001. Gross profit from proprietary gaming operations climbed 48% to $511.8 million compared to $346.5 million in the prior year. These improvements resulted primarily from the inclusion of Anchor and the consolidation of the JV subsequent to the acquisition, along with a favorable jurisdictional mix and enhanced yield per game.



Gaming Operations
Revenue and Earnings
of Unconsolidated Affiliates
(Millions)
$347
$353
$401
$518
$915
1998
1999
2000
2001
2002


The total installed base of our proprietary games, including joint venture and alliance units ended the current fiscal year at 28,600 units. During fiscal 2002, proprietary game placements declined in Nevada and Atlantic City by 1,600 units, offset by 2,000 additional placements in US regional and Native American jurisdictions. During the current year our win-per-unit improved due to the continued popularity and player preference for our proprietary games. The newest, highest revenue producing themes in fiscal 2002 included *HARLEY-DAVIDSON®*, *Diamond Cinema®*, *Regis' Cash Club™*, *The Price is Right™* and *American Bandstand®*. During fiscal 2002 we were also able to improve our yield per game by diversifying the geographical placement of games focusing on higher win-per-unit jurisdictions.

We recognize that all games, including our proprietary games, have a finite life-cycle. Due to the intense competition and accelerated pace of proprietary games introduced into the market each year the life-cycle of these games can vary significantly. As a result, we systematically replace games experiencing declining play levels with new game introductions, as well as extensions of existing brands, that incorporate enhanced entertainment value and improved player appeal. Our strategy is to grow the installed base of proprietary games while preserving the margins by cost effectively deploying games in jurisdictions that provide the best yield per game.

*Lottery and pari-mutuel systems*

Revenue from lottery and pari-mutuel systems, acquired as part of the Anchor acquisition, totaled $119.1 million for fiscal 2002, producing gross profits of $39.2 million or 33% of related revenues. Current year revenues were favorably impacted by increased Florida incentive and terminal fees, as well as the sale of terminals in Maryland. Florida revenues increased due to increased play resulting from a large 2002 Lotto jackpot, partially offset by reduced Powerball revenues resulting from reduced play subsequent to a large jackpot in 2001.



Research & Development
(Millions)
$38
$45
$55
$63
$80
1998
1999
2000
2001
2002


*Operating Expenses*

Operating expenses for the current fiscal year totaled $382.1 million compared to $282.3 million in fiscal 2001. The inclusion of Anchor's operations during the fiscal year accounted for increases in all operating expense categories except bad debt expense. Operating expenses included $7.9 million in fiscal 2002 and $5.2 million in fiscal 2001 to update our internal software systems with an enterprise resource planning (ERP) solution. Expenses also increased due to legal costs related to protection of our intellectual property along with our ongoing investment in research and development (R&D). Bad debt expense for the current fiscal year includes additional provisions recorded for Argentina receivables due to the economic instability and currency devaluation in that country. At the beginning of the current fiscal year, we elected to adopt the provisions of SFAS 142, Goodwill and Other Intangible Assets, which allowed us to cease amortization of goodwill and intangible assets with indefinite lives. Adoption of this pronouncement provided us with a pre-tax benefit of approximately $3.7 million for the current fiscal year. Intangible assets with finite lives resulting from the Anchor acquisition increased amortization expense by $21.7 million for the current fiscal year.

*Other Income and Expense*

Other expense, net, totaled $88.3 million for the current fiscal year compared to $55.8 million in 2001. Higher net expenses for the current fiscal year resulted from interest expense on the debt acquired with Anchor and one-time litigation accruals of $20.2 million. Anchor's debt was substantially paid off in July 2002.

Our worldwide tax rate increased to 37.7% in fiscal 2002 from 37% in fiscal 2001 related primarily to the Anchor acquisition. We expect our tax rate for fiscal 2003 to fluctuate between 37.5% and 38%.

*Discontinued Operations*

In June 2002, we committed to a plan to sell our casino operations acquired in connection with the Anchor acquisition. This includes the two casinos in Colorado (the Colorado Central Station and the Colorado Grande Casino) and the Nevada slot route operation. In December 2002, we announced that we entered into a definitive agreement pursuant to which Herbst Gaming will purchase substantially all of the assets of the Nevada slot route operations of Anchor Coin, a subsidiary of IGT. The sale is subject to Herbst Gaming obtaining the required financing and regulatory and third party approvals, including gaming regulatory approvals and expiration of the waiting period under Hart-Scott-Rodino Act. The transaction is expected to be complete in our quarter ending March 2003. As a result of the decision to reclassify our casino operations to discontinued operations, we ceased depreciation and amortization of the related assets. Our statements of income reflected the casino operations as discontinued operations for all periods presented. Current year income from discontinued operations, net of tax, totaled $7.6 million.

*Business Segments Operating Profit (See Note 19 of our Consolidated Financial Statements)*

IGT's operating profit by segment reflects income from continuing operations before tax, including an appropriate allocation of operating expenses, as well as interest income, interest expense and other expenses, net. Our proprietary gaming segment includes both our wholly-owned gaming operations and our unconsolidated joint venture activities reported as earnings of unconsolidated affiliates. Our current year operating results included nine months of Anchor's financial results and the consolidation of the JV subsequent to acquisition.

Product sales operating profit for fiscal 2002 increased 10% to $179.8 million or 21% of related revenues up from $163.2 million or 20% of related revenue in fiscal 2001. This improvement related primarily to volume growth and increased gross profit margins, partially offset by increased operating expenses.

Operating profits from proprietary gaming improved 39% to $363.3 million in fiscal 2002 compared to $262.2 million in fiscal 2001. These improvements resulted primarily from the consolidation of the JV activities and the inclusion of Anchor's results for nine months subsequent to the acquisition, growth in our installed base, and enhanced yield per game. As a percentage of revenue and earnings of unconsolidated affiliates, proprietary gaming segment profit totaled 40% in the current year compared to 51% in fiscal 2001. This fluctuation is primarily due to a greater portion of earnings of unconsolidated affiliates, recorded net of expenses, included in the prior year.

Current year operating profit from our lottery systems segment totaled $5.5 million or 5% of related revenues. The lottery segment benefited from increased revenues in Florida and Maryland.

*Foreign Operations*
Approximately 14% of our total revenues and earnings from unconsolidated affiliates in fiscal 2002 were derived outside of North America, compared to 16% in fiscal 2001, and 24% in fiscal 2000. To date, we have not experienced material translation or transaction losses related to foreign exchange fluctuations.

## Fiscal 2001 Compared to Fiscal 2000

Net income for fiscal 2001 increased to $213.9 million or $2.80 per diluted share compared to $156.8 million or $2.00 per diluted share in fiscal 2000. Adjusted net income for fiscal 2000 totaled $138.4 million or $1.77 per diluted share. One-time items in fiscal 2000 included a legal settlement gain from the resolution of legal actions between IGT and WMS related to patent infringement claims. We also recognized a loss on the sale of the Olympic gaming system in Australia and a gain on the sale of Barcrest's Japanese subsidiary.

| Reconciliation of Net Income to Adjusted Net Income | Fiscal Years Ended September 2001 | | Fiscal Years Ended September 2000 | |
|---|---|---|---|---|
| *(Amounts in millions, except per share amounts)* | | Per Share | | Per Share |
| Net Income | $213.9 | $ 2.80 | $ 156.8 | $ 2.00 |
| One-time items, net of tax: | | | | |
| Legal settlement gain | – | – | (17.3) | (0.22) |
| Loss on sale of Olympic gaming system | – | – | 0.9 | 0.01 |
| Gain on sale of Barcrest's Japanese subsidiary | – | – | (2.0) | (0.02) |
| Adjusted Net Income | $213.9 | $ 2.80 | $ 138.4 | $ 1.77 |

*Operating Income*
Operating income for fiscal 2001 totaled $395.3 million, a 48% increase over fiscal 2000 operating income of $267.5 million. Operating margins were 33% and 30% for fiscal 2001 and 2000. This substantial growth was driven by improved margins in both the product sales and proprietary gaming segments.

*Revenues and Gross Profit*
Total revenues and earnings of unconsolidated affiliates for fiscal 2001 grew to $1.3 billion compared to $1.0 billion for fiscal 2000. Product sales and gaming operations posted substantial gains, increasing 37% and 27% over fiscal 2000. Both areas also contributed to the overall gross profit of $677.6 million for fiscal year 2001 versus $503.8 million in fiscal 2000.

*Product Sales*

Product sales reached $824.3 million on shipments of 120,000 units worldwide for fiscal 2001. Comparatively, fiscal 2000 sales totaled $603.4 million on shipments of 107,000 units. A 44% increase in domestic shipments drove this improvement, with 64,500 units in fiscal 2001 compared to 44,700 in fiscal 2000. In fiscal 2001 replacement sales of 38,000 machines domestically represented a 100% increase over fiscal 2000. Replacement sales were especially strong in the Nevada, Midwestern and Native American markets. IGT innovations in slot technology such as *Multi-Denomination*™ games and *EZ Pay*™ games and systems along with strong player acceptance of new games helped stimulate these replacement sales. Fiscal 2001 sales of 11,900 machines into the new California Native American market contributed significantly to the increase. IGT also provided gaming machines to several new casinos during fiscal 2001 including the Texas Station Casino, Palms Casino and Green Valley Ranch in Las Vegas, and the San Manuel in California.

International shipments declined 11% to 55,300 units in fiscal 2001 versus 62,300 units during fiscal 2000. Japanese shipments slowed to 7,400 in fiscal 2001 compared to 14,600 in fiscal 2000 due to difficulties experienced in bringing popular new games to the market. Australia realized improvements from the standardization of its product line resulting in unit sales of 9,800, a 47% increase over fiscal 2000. Slight declines were experienced by the United Kingdom (UK), Europe and Africa, with offsetting improvements in Latin America.

Product sales margins rose to 40% during fiscal 2001 compared to 38% in fiscal 2000 as a result of volume efficiencies and a higher percentage of domestic sales.

*Proprietary Gaming*

Gaming operations revenues and earnings of unconsolidated affiliates totaled $517.6 million during fiscal 2001 compared to $401.0 million in fiscal 2000. The combination of the ongoing popularity of our established proprietary games, such as *Wheel of Fortune*®, and the successful introduction of new games drove positive financial results. The newest games in our proprietary games family, *Jeopardy!*® Video Slots, *The Addams Family*™, *Austin Powers*™, *The Price is Right*™ and the *$1,000,000 Pyramid*™ along with the joint venture game *I Dream of Jeannie*™, contributed significantly to the overall improvement. The total installed base of our proprietary games, including joint venture and strategic alliance games, increased to 26,200 units, a growth rate of 36% over the installed base of 19,200 games in fiscal 2000. In recognition that all games have a finite lifecycle, IGT systematically replaces legacy proprietary games experiencing declining play levels with new games incorporating enhanced entertainment value and improved player appeal.

Gross margin contributions from proprietary gaming totaled $346.5 million in 2001, 25% higher than the $276.2 million recorded in fiscal 2000. The resulting gross profit percentage declined two percentage points in fiscal 2001 to 67%. Significant interest rate cuts during fiscal 2001 adversely impacted our cost of funding jackpot payments. The fiscal 2001 installed base also had a larger percentage of "theme" games, which carry additional royalty costs.

***Operating Expenses***

Operating expenses totaled $282.3 million in fiscal 2001 versus $236.3 million for fiscal 2000. Selling, general, and administrative expenses increased $30.4 million as a result of higher variable commission and incentive costs, along with additional legal and compliance costs in support of stronger sales volumes. Depreciation and amortization expense, not included in cost of sales, declined slightly to $20.3 million. R&D expenses for fiscal 2001 were $62.5 million as compared to $55.2 million in fiscal 2000. Additional personnel and related costs to support our commitment to innovative game development resulted in this increase. Bad debt expense increased $8.9 million related to increased sales volume and specific reserves related to international receivables.

*Other Income and Expense*

Other expense, net, totaled $55.8 million for fiscal 2001 compared to $22.5 million for fiscal 2000. The primary difference in the two periods relates to the legal settlement received in fiscal 2000. Additionally, gains on investments declined $4.1 million based on corporate cash investment timing and market conditions.

Our worldwide tax rate increased to 37% in fiscal 2001 from 36% in fiscal 2000.

*Business Segments Operating Profit (See Note 19 of our Consolidated Financial Statements)*

IGT's segment profit reflects income from continuing operations before tax including an appropriate allocation of operating expenses, as well as interest income, interest expense and other expenses. Our proprietary gaming segment includes both our wholly-owned gaming operations and our unconsolidated joint venture activities reported as earnings of unconsolidated affiliates.

Product sales operating profit grew to $163.2 million or 20% of related revenues for fiscal 2001 compared to $91.4 million or 15% for fiscal 2000. This significant improvement reflects the growth in domestic sales partially offset by increased R&D costs.

In fiscal 2001, operating profit for the proprietary gaming segment reached $262.2 million, an increase of $60.0 million or 30% over fiscal 2000. This improvement resulted from the growth of the installed base of our proprietary machines and the popularity of both the established games such as *Wheel of Fortune®* and our newer proprietary games themes. This improvement was slightly offset by the increased cost of funding jackpot payments and higher royalty costs.

## Financial Condition, Liquidity and Capital Resources

### Capital Resources

One of IGT's fundamental financial strengths is our ability to generate cash from operations to reinvest in our business. We anticipate that our operating activities in fiscal 2003 will continue to provide us with cash flows to assist in our business expansion and to meet our financial commitments. Our sources of capital also include, but are not limited to, the issuance of public or private placement debt, bank borrowings, and the issuance of equity securities. With the completion of the Anchor acquisition, we have additional sources of capital from its operations.

We believe that our available short-term and long-term capital resources are sufficient to fund our capital expenditures and operating capital requirements, scheduled debt payments, interest and income tax obligations, strategic investments and acquisitions, and share repurchases. Our sources of capital afford us the financial flexibility to target acquisitions of businesses that offer opportunities to implement our operating strategies, increase our rates of return, and improve shareholder value.

### Cash Flow From Operating Activities

Cash provided by operations in fiscal 2002 totaled $504.5 million, an increase of $306.4 million from fiscal 2001. The most significant fluctuation was due to the inclusion of Anchor's operating results and the consolidation of the JV for the nine months subsequent to acquisition. Additional improvements to cash flow generated from operations were derived predominantly from improvements in inventories and receivables, as well as timing of payments for prepaid expenses, distributions from unconsolidated affiliates, and accrued and deferred taxes. Fiscal 2001 cash provided by operations totaled $198.2 million, an increase of $69.3 million from fiscal 2000, primarily as the result of favorable operating performance.

### Cash Flow From Investing Activities

Net cash flow from investing activities provided $111.9 million in the current fiscal year compared to $70.7 million used in fiscal 2001. This increase is primarily related to the Anchor acquisition and consolidation of the JV. Other significant increases in the current year cash flows from investing activities related to proceeds from the sale of Anchor's Pala management contract and a decrease in cash advanced on loans receivable. In 2001, investing activities used an additional $89.1 million in cash compared to fiscal 2000. This increase was the result of business acquisitions during 2001 and a decrease in proceeds from disposals of investments and other assets. Fiscal 2000 included $43.2 million in proceeds from sale of the Miss Marquette riverboat, a held-for-sale asset acquired in the purchase of Sodak Gaming in fiscal 1999.

Total capital expenditures for property, plant and equipment and the percentage distribution by geographic operating segment for fiscal 2002, 2001, and 2000 are as follows:

| | Fiscal Years | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| *(Amounts in millions)* | | | |
| Capital Expenditures | $33.8 | $34.7 | $18.5 |
| Domestic | 93% | 88% | 77% |
| International | 7% | 12% | 23% |

The increase in fiscal 2001 over fiscal 2000 spending is primarily due to investments to improve the productivity of operations. We invested $6.0 million in fiscal 2002, $8.6 million in fiscal 2001, and $4.5 million in fiscal 2000 to update our internal software systems with an ERP solution.

### Cash Flow From Financing Activities

Net cash used for financing activities in fiscal 2002 was $558.4 million compared to $9.1 million used in fiscal 2001. The increase in fiscal 2002 is primarily due to the use of $249.3 million for purchases of treasury stock and $373.0 million for principal payments on long-term debt, primarily related to the early redemption of Anchor's debt. The change between 2001 and 2000 was primarily due to decreased purchases of treasury stock in fiscal 2001.

### Other Cash Flow Information

*Inventory Transfers to Gaming Operations Equipment*

The $59.6 million of net cash used for inventory in fiscal 2002 is comprised of the $11.7 million net decrease in our inventory balances, $20.1 million of inventory added through acquisition and $2.0 million in currency translation adjustment, and offset by $16.8 million of obsolescence and

$76.6 million of non-cash transfers to gaming operations equipment. Property, plant, and equipment increased during fiscal year 2002 as the result of capital expenditures and non-cash transfers of machines from inventory to gaming operations equipment, as well as assets acquired from the Anchor acquisition.

*Net Cash Flow from Proprietary Progressive Jackpot Systems*
WAP games differ from stand alone and hybrid games in that they are electronically linked, inter-casino systems that connect gaming machines to a central computer, allowing the system to build a progressive jackpot with every wager until a player hits the top award winning combination. Only WAP systems have related jackpot liabilities and investments to fund future jackpot payments.

Our proprietary WAP systems provide cash through collections from systems to fund jackpot liabilities and from maturities of US government securities purchased to fund future annual jackpot payments. Cash is used to make payments to jackpot winners for jackpot liabilities or to purchase US government securities to fund future jackpot payments. The purchase of and proceeds from investments to fund jackpot liabilities are classified as investing activities. Collections from systems to fund jackpot liabilities and payments to winners are classified as financing activities.

Net cash flows from these activities represent timing differences between the growth in liabilities for jackpots and the actual payments to the winners during the period. Fluctuations in net cash flows from systems occur based on the timing of the jackpot cycles and the volume of play across all of our proprietary progressive jackpot systems games. Net cash flow from these activities collectively provided cash of $31.5 million in fiscal 2002, $18.2 million in 2001 and used cash of $23.2 million in fiscal 2000.

### Stock Repurchase Plan

Our Board of Directors authorized IGT's stock repurchase plan in 1990. As of November 23, 2002, the remaining share repurchase authorization, as amended, totaled 4.7 million additional shares. During fiscal 2002, we repurchased 3.6 million shares for an aggregate price of $214.0 million. During fiscal 2001, we repurchased 2.5 million shares for an aggregate price of $100.7 million. During fiscal 2000, we repurchased 15.7 million shares for an aggregate price of $318.5 million, including 11.0 million shares repurchased pursuant to an issuer-tender offer at $21 per share.

### Credit Facilities and Indebtedness

Our domestic and foreign borrowing facilities totaled $275.3 million at September 28, 2002. Of this amount, $2.9 million was drawn with an average interest rate of 2.38%, $8.2 million was reserved for letters of credit and the remaining $264.2 million was available for future borrowings. We are required to comply with certain covenants contained in these agreements, which, among other things, limit our ability to incur indebtedness, grant liens, make investments, acquisitions, dispositions, or to pay dividends or make certain other restricted payments without the written consent of the lenders and require the maintenance of certain financial ratios. At September 28, 2002, we were in compliance with all applicable covenants.

IGT assumed approximately $337.0 million, net of discount, of Anchor's long-term debt upon the completion of the acquisition. Immediately following the acquisition, we fully repaid and terminated Anchor's senior credit facility of $89.5 million using available cash. During the current fiscal year we repurchased $249.9 million face value of Anchor's outstanding 9.875% fixed rate

Senior Subordinated Notes due 2008, primarily in a cash tender offer in July 2002, using available cash. This transaction extinguished substantially all of the debt outstanding that was assumed in the Anchor acquisition. We recognized an extraordinary loss of approximately $12.5 million, net of tax, or $0.14 per diluted share related to the early extinguishment of this debt.

In fiscal 1999, we issued $1.0 billion of Senior Notes in two tranches, $400 million at 7.875% due May 15, 2004 and $600 million at 8.375% due May 15, 2009, in a private placement subsequently exchanged for registered notes. During the current fiscal year, we repurchased $17.2 million of these Senior Notes using available cash recognizing an extraordinary loss of approximately $700,000, net of tax, or $0.01 per diluted share. The issuance of these Senior Notes could have important consequences, including (1) increasing our vulnerability to general adverse economic and industry conditions; (2) limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions and other general corporate requirements; (3) requiring a substantial portion of our cash flow from operations for the payment of interest on our indebtedness and reducing our ability to use our cash flow to fund working capital, capital expenditures, acquisitions and general corporate requirements; (4) limiting our flexibility in planning for, or reacting to, changes in our business and the industry; and (5) disadvantaging us compared to competitors with less indebtedness. The indenture contains a number of covenants, including restrictions on our ability to incur indebtedness, grant liens on our assets, or enter into sale/leaseback transactions. At September 28, 2002, we were in compliance with all applicable covenants.

Our ability to meet our debt service obligations on the remaining Senior Notes outstanding and our other indebtedness will depend on our future performance. In addition, our bank revolving line of credit requires us to maintain specified financial ratio tests. Our ability to maintain such ratio tests will also depend on our future performance which is subject to general economic conditions and to financial, business, regulatory and other factors affecting our operations, many of which are beyond our control. If we were unable to maintain the financial ratio tests under the bank revolving line of credit, the lenders could terminate their commitments and declare all amounts borrowed, together with accrued interest and fees, to be immediately due and payable. If this happened, other indebtedness that contains cross-default or cross-acceleration provisions, including the Senior Notes, may also be accelerated and become due and payable. If any of these events should occur, we may not be able to pay such amounts. At September 28, 2002, we had $971.4 million outstanding in long-term debt, net of unamortized discount, compared to $984.7 million at September 29, 2001.

### Liquidated Damages Under Online Lottery Contracts

Our lottery contracts typically permit termination of the contract by the lottery authority at any time for our failure to perform or for other specified reasons and generally contain demanding implementation and performance schedules. Failure to perform under such contracts may result in substantial monetary liquidated damages, as well as contract termination. Many of our lottery contracts also permit the lottery authority to terminate the contract at will and do not specify the compensation, if any, to which we would be entitled should such termination occur. Some of our US lottery contracts have contained provisions for up to $1.0 million a day in liquidated damages for late system start-up and have provided for up to $15,000 per minute or more in penalties for system downtime in excess of a stipulated grace period. Some of our international customers similarly reserve the right to assess monetary damages in the event of contract termination or breach. Although such liquidated damages provisions are customary in the lottery industry and the actual liquidated damages imposed are generally subject to negotiation, such provisions in our lottery contracts present an ongoing potential for significant additional expense. Our lottery contracts generally require us to post a performance bond, which may be substantial, securing our performance under such contracts. At September 28, 2002, we had $2.7 million accrued for liquidated damages.

## Financial Condition

| | September 2002 | September 2001 |
|---|---|---|
| *(Amounts in millions)* | | |
| Total assets | $ 3,316 | $ 1,923 |
| Total liabilities and minority interest | 1,883 | 1,627 |
| Total stockholders' equity | 1,433 | 296 |



Total Assets
(Millions)
$1,544
$1,765
$1,624
$1,923
$3,316
1998
1999
2000
2001
2002


Total assets increased $1.4 billion during fiscal year 2002 primarily due to the acquisition of Anchor, and the associated consolidation of the JV. This acquisition significantly impacted the increase in property, plant and equipment, intangible assets, goodwill and investments to fund jackpot liabilities. See Note 2 of our Consolidated Financial Statements. Inventories decreased over the prior year reflecting better management of inventory quantities.

Total liabilities and minority interest at September 28, 2002 increased $255.3 million, related to the Anchor acquisition and consolidation of the JV, offset by subsequent debt repayments. The consolidation of the JV was the most significant component of the increase in our jackpot liabilities and accrued income taxes. Additionally, other accrued liabilities were also affected by additional litigation accruals. The reduction in accounts payable was due primarily to the timing of payments on stock repurchases initiated in fiscal 2001 and settled in fiscal 2002.

Total stockholders' equity increased $1.1 billion, predominantly due to the fair value of shares issued for the acquisition of Anchor. Net income generated during the current year also increased stockholders' equity, offset by treasury stock repurchases. Additional paid-in capital also increased as the result of employee stock plans.

### Off-Balance Sheet Activities

In the normal course of business, we are a party to financial instruments with off-balance sheet risk such as performance bonds and other guarantees, which are not reflected in our balance sheet. We do not expect any material losses to result from these off-balance sheet instruments and we are not dependent on off-balance sheet financing arrangements to fund our operations.

We had performance bonds outstanding, related to our operation of several lottery systems and a gaming machine route, totaling $77.1 million at September 28, 2002 and $2.1 million at September 29, 2001. The amount outstanding at September 28, 2002 included $75.0 million related to lottery systems acquired with Anchor. We are liable to reimburse the bond issuer in the event the bond is exercised as a result of our nonperformance. See Note 12 of our Consolidated Financial Statements for additional information regarding off-balance sheet information.

Our linked progressive systems in Iowa and New Jersey are administered by trusts consisting of participating casino members. We have agreed to loan to these trusts, upon request, and subject to certain limitations, amounts necessary to meet substantially all obligations of the trusts. Trust assets and liabilities are primarily related to jackpot liabilities and the cash and investments used to fund those jackpot liabilities. At September 28, 2002, trust assets were greater than liabilities to third parties and we had no trust loans outstanding.

### Impact of Inflation

In the last three years, the general level of inflation affecting us has not had a significant effect on our operations. Inflation affects the way we operate in many markets worldwide. In general, we are able to increase prices to counteract the majority of inflationary effects of increasing costs and to generate sufficient cash flows to maintain our productive capability. Our ability to pass on future cost increases in the form of higher sales prices will continue to be dependent on the prevailing competitive environment and the acceptance of our products in the marketplace.

### Recently Issued Accounting Standards

IGT keeps abreast of new accounting standards issued by the Financial Accounting Standards Board (FASB), Securities and Exchange Commission (SEC) and other standard setting agencies. Recently issued accounting standards affecting our financial results are described in Note 1 of our Consolidated Financial Statements.

### Reclassifications

Certain amounts in the prior years' comparative consolidated financial statements have been reclassified to be consistent with the presentation used in the current fiscal year.

### Euro Currency Conversions

On January 1, 1999, 11 of 15 member countries of the European Union fixed conversion rates between their existing currencies and one common currency, the euro. Conversion to the euro eliminated currency exchange rate risk between the member countries. The euro trades on currency exchanges and may be used in business transactions. Beginning in January 2002, new euro denominated bills and coins were issued and the former currencies were withdrawn from circulation.

Our operating subsidiaries affected by the euro conversion established and implemented the euro currency conversion at the beginning of fiscal 2002. The conversion to the euro included adapting financial systems and business processes, changing equipment, such as coin validators and note acceptors, to accommodate euro denominated transactions in our current products, and the impact of one common currency on pricing. We have not incurred material system and equipment conversion costs related exclusively to the euro. Due to numerous uncertainties, we cannot reasonably estimate the long-term effects that one common currency will have on pricing and the resulting impact, if any, on our financial condition or results of operations.

## Quantitative and Qualitative Disclosures about Market Risk

### Market Risk

In the normal course of business, IGT is exposed to market risk from changes in foreign currency exchange rates and interest rates. We address these risks through a risk management program that includes the use of derivative financial instruments. The program is operated pursuant to documented corporate risk management policies. The counter parties to these instruments are major financial institutions and we believe that credit loss in the event of nonperformance is remote. We do not enter into any derivative transactions for speculative purposes.

*Foreign Currency Management*
We routinely use forward exchange contracts to hedge our net exposures, by currency, related to the non-functional currency monetary assets and liabilities of our operations. In addition, from time to time, we may enter into forward exchange contracts to establish with certainty the US dollar amount of future firm commitments denominated in a foreign currency. The primary business objective of our hedging program is to minimize the impact to our earnings resulting from exchange rate changes.

At September 28, 2002, we had net foreign currency exposure of $28.9 million related to our monetary assets and liabilities denominated in non-functional foreign currency and $54.9 million for a firm sales commitment denominated in Canadian dollars. These exposures were hedged with $86.5 million in forward currency contracts. At September 29, 2001, we had net foreign currency exposure of $44.6 million related to our monetary assts and liabilities denominated in non-functional foreign currency, hedged with $40.5 million in forward contracts.

Given our foreign exchange position, a 10% adverse change in foreign exchange rates upon which these foreign exchange contracts are based would result in exchange gains and losses. In all material aspects, these exchange gains and losses would be fully offset by exchange gains and losses on the underlying net monetary exposures for which the contracts are designated as hedges. We do not expect material exchange rate gains and losses from unhedged foreign currency exposures.

As currency exchange rates change, translation of the income statements of our international businesses into US dollars affects year-over-year comparability of operating results. IGT does not generally hedge translation risks because cash flows from international operations are generally reinvested locally.

Changes in the currency exchange rates that would have the largest impact on translating our international operating results include the Australian dollar, the British pound, the Japanese yen and the Euro. We estimate that a 10% change in foreign exchange rates would impact reported operating results by approximately $3.0 million in the current fiscal year compared to $1.5 million in the prior year. This sensitivity analysis disregards the possibility that rates can move in opposite directions and that gains from one area may or may not be offset by losses from another area.

*Interest Rate Risk*
Fluctuations in prime, treasury and agency rates due to changes in market and other economic conditions directly impact our cost to fund jackpots, and therefore the gross profit in our proprietary gaming operations. If interest rates decline, our cost to fund jackpots increases, and correspondingly our gross profit declines. Since fiscal 2000, we have experienced declining interest rates which have lowered our proprietary gaming gross profits. We estimated that a 10% decline in interest rates would have reduced our proprietary gaming gross profit by $11.3 million in fiscal 2002 and $8.5 million in 2001. IGT currently does not manage this exposure with derivative financial instruments.

Our outstanding Senior Notes carry interest at fixed rates. If interest rates increased by 10%, the fair market value of these notes would have decreased approximately $24.2 million at September 28, 2002 and $33.2 million at September 29, 2001.

## Forward Looking Statements and Risk Factors

### Risk Factors and Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995

Throughout this Annual Report on Form 10-K we make some "forward looking" statements, which are not historical facts, but are forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to analyses and other information based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects and proposed new products, services, developments or business strategies. These forward looking statements are identified by their use of terms and phrases such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "continue," and other similar terms and phrases, including references to assumptions.

Although we believe that the expectations reflected in any of our forward looking statements are reasonable, actual results could differ materially from those projected or assumed. Our future financial condition and results of operations, as well as any forward looking statements, are subject to change and to inherent known and unknown risks and uncertainties. We do not intend, and undertake no obligation, to update our forward looking statements to reflect future events or circumstances.

We urge you to carefully review the following discussion of the specific risks and uncertainties that affect our business. These include, but are not limited to, the following:

<u>Our success in the gaming industry depends in large part on our ability to develop innovative products and systems and would be adversely affected by:</u>

- a decline in the popularity of our gaming products with players;
- a lack of success in developing new products;
- an increase in the popularity of competitors' games; and
- a negative change in the trend of consumer acceptance of our newest systems innovations including ticket-in/ticket-out voucher technology.

<u>Demand for our products, placement of our proprietary games and operation of our lottery systems would be adversely affected by:</u>

- a reduction in the growth rate of new and existing markets;
- delays of scheduled openings of newly constructed or planned casinos;
- reduced levels of gaming play on our gaming systems or weakened customer demand for our gaming machines as a result of declines in travel activity or customer capital expenditures;
- a decrease in the desire of established gaming properties to upgrade machines, resulting in a decline in the demand for replacement machines;
- a decline in public acceptance of gaming;
- a reduction in lottery sales in jurisdictions where we hold lottery contracts;
- a loss of or inability to renew lottery contracts; and
- failure to meet implementation and performance obligations of our online lottery systems operations could subject us to significant liquidated damage claims.

<u>We operate in a highly regulated industry and our ability to operate in certain jurisdictions could be adversely affected by:</u>

- unfavorable public referendums or anti-gaming legislation;
- unfavorable legislation affecting or directed at manufacturers or operators of gaming products and systems;
- adverse changes in or findings of non-compliance with applicable governmental gaming regulations;
- delays in approvals from regulatory agencies;
- a limitation, conditioning, suspension or revocation of any of our gaming licenses; and
- unfavorable determinations or challenges of suitability by gaming regulatory authorities with respect to our officers, directors or key employees.

<u>Our intellectual property rights are subject to risks, including:</u>

- potential inability to obtain and maintain patents, trademarks and copyrights to protect our newly developed games and technology;
- competitors' infringement upon our existing trademarks, patents and copyrights; and
- approval of competitors' patent applications that may restrict our ability to compete effectively.

<u>Our business is vulnerable to changing economic conditions, including:</u>

- unfavorable changes in economic conditions including those that effect the relative health of the gaming industry;
- political or economic instability in international markets;
- changes in interest rates causing a reduction of investment income or in the value of market rate sensitive investments; and
- fluctuations in foreign exchange rates, tariffs and other trade barriers.

<u>Our outstanding Senior Notes and borrowings under credit facilities subject us to certain additional risks, including:</u>

- increasing our vulnerability to general adverse economic and industry conditions;
- limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions and other general corporate requirements;
- requiring a substantial portion of our cash flow from operations for the payment of interest on our indebtedness and corporate requirements;
- limiting our flexibility in planning for, or reacting to, changes in our business and the industry; and
- disadvantaging us compared to competitors with less indebtedness.

<u>Our business operations are subject to other risks, including:</u>

- the loss or retirement of our key executives or other key employees;
- adverse changes in the creditworthiness of parties with whom we have receivables or forward currency exchange contracts;
- the loss of tenants on sublet properties no longer used in our operations;
- difficulty integrating parts of the Anchor operations;
- changes to the fair value or lives assigned to assets acquired from Anchor;
- the discovery of facts with respect to legal actions pending against IGT not presently known to us or determinations by judges, juries or other finders of fact which do not accord with our evaluation of the possible liability or outcome of existing litigation;
- increased costs due to reliance on third party suppliers and contract manufacturers;
- agreements with Native American casinos which may subject us to sovereign immunity risk; and
- we have been working for some time through several phases of our enterprise resource planning (ERP) solution for our computer system procedures and controls; any failures, difficulties or significant delays in implementing our new information systems could result in material adverse consequences to our business, including disruption of operations, loss of information and unanticipated increases in costs.

## Independent Auditors' Report:

To the Stockholders and Board of Directors of International Game Technology:

We have audited the accompanying consolidated balance sheets of International Game Technology and Subsidiaries (the "Company") as of September 28, 2002 and September 29, 2001, and the related consolidated statements of income, cash flows and changes in stockholders' equity for each of the three years in the period ended September 28, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 28, 2002 and September 29, 2001, and the results of its operations and its cash flows for each of the three years in the period ended September 28, 2002, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Reno, Nevada
November 5, 2002

# Consolidated Statements of Income

| | Years ended | | |
|---|---|---|---|
| | September 28, 2002 | September 29, 2001 | September 30, 2000 |
| *(Amounts in thousands except per share amounts)* | | | |
| **Revenues** | | | |
| Product sales | $ 846,080 | $ 824,267 | $ 603,381 |
| Gaming operations | 882,432 | 374,942 | 295,023 |
| Lottery and pari-mutuel systems | 119,056 | – | – |
| Total revenues | 1,847,568 | 1,199,209 | 898,404 |
| **Costs and expenses** | | | |
| Cost of product sales | 482,490 | 493,201 | 375,750 |
| Cost of gaming operations | 403,129 | 171,087 | 124,806 |
| Cost of lottery and pari-mutuel systems | 79,901 | – | – |
| Selling, general and administrative | 236,405 | 180,421 | 150,057 |
| Depreciation and amortization | 46,953 | 20,252 | 20,897 |
| Research and development | 80,265 | 62,526 | 55,204 |
| Provision for bad debts | 18,463 | 19,073 | 10,153 |
| Total costs and expenses | 1,347,606 | 946,560 | 736,867 |
| **Earnings of unconsolidated affiliates** | 32,470 | 142,630 | 105,991 |
| **Income from operations** | 532,432 | 395,279 | 267,528 |
| **Other income (expense)** | | | |
| Interest income | 50,665 | 49,819 | 50,977 |
| Interest expense | (116,879) | (102,039) | (102,170) |
| Gain (loss) on investments | (15) | 438 | 4,553 |
| Loss on the sale of assets | (326) | (26) | (917) |
| Minority interest | (695) | – | – |
| Other | (21,011) | (3,999) | 25,016 |
| Other expense, net | (88,261) | (55,807) | (22,541) |
| **Income from continuing operations before tax** | 444,171 | 339,472 | 244,987 |
| Provision for income taxes | (167,453) | (125,537) | (88,195) |
| **Income from continuing operations** | 276,718 | 213,935 | 156,792 |
| **Income from discontinued operations, net of tax** | 7,639 | – | – |
| **Income before extraordinary item** | 284,357 | 213,935 | 156,792 |
| Extraordinary loss on early redemption of debt, net of income tax benefit of $7,984 | (13,192) | – | – |
| **Net income** | $ 271,165 | $ 213,935 | $ 156,792 |

*The accompanying notes are an integral part of these consolidated financial statements.*

# Consolidated Statements of Income

| (Amounts in thousands except per share amounts) | Years ended September 28, 2002 | September 29, 2001 | September 30, 2000 |
|---|---|---|---|
| **Basic earnings per share** | | | |
| Continuing operations | $ 3.28 | $ 2.90 | $ 2.05 |
| Discontinued operations | 0.09 | – | – |
| Extraordinary item | (0.16) | – | – |
| Net income | $ 3.21 | $ 2.90 | $ 2.05 |
| **Diluted earnings per share** | | | |
| Continuing operations | $ 3.21 | $ 2.80 | $ 2.00 |
| Discontinued operations | 0.09 | – | – |
| Extraordinary item | (0.15) | – | – |
| Net income | $ 3.15 | $ 2.80 | $ 2.00 |
| Weighted average common shares outstanding | 84,593 | 73,851 | 76,586 |
| Weighted average common and potential shares outstanding | 86,049 | 76,525 | 78,229 |

*The accompanying notes are an integral part of these consolidated financial statements.*

# Consolidated Balance Sheets

| (Amounts in thousands, except shares and par value) | September 28, 2002 | September 29, 2001 |
|---|---|---|
| Assets | | |
| Current assets | | |
| Cash and cash equivalents | $ 423,694 | $ 364,234 |
| Investment securities, at market value | 13,493 | 13,085 |
| Accounts receivable, net of allowances for doubtful accounts of $18,578 and $15,944 | 314,620 | 249,410 |
| Current maturities of long-term notes and contracts receivable, net of allowances | 61,357 | 62,977 |
| Inventories, net of allowances for obsolescence of $24,677 and $28,887 | | |
| Raw materials | 66,536 | 71,835 |
| Work-in-process | 5,412 | 3,093 |
| Finished goods | 72,212 | 80,962 |
| Total inventories | 144,160 | 155,890 |
| Investments to fund liabilities to jackpot winners | 39,932 | 29,286 |
| Deferred income taxes | 3,511 | 30,053 |
| Prepaid expenses and other | 47,111 | 62,739 |
| Assets held for sale | 147,144 | – |
| Total current assets | 1,195,022 | 967,674 |
| Long-term notes and contracts receivable, net of allowances and current maturities | 138,279 | 90,606 |
| Property, plant and equipment, at cost | | |
| Land | 21,750 | 19,597 |
| Buildings | 85,975 | 78,677 |
| Gaming operations equipment | 294,096 | 122,613 |
| Manufacturing machinery and equipment | 169,143 | 139,084 |
| Leasehold improvements | 9,364 | 5,164 |
| Total | 580,328 | 365,135 |
| Less accumulated depreciation and amortization | (284,193) | (159,788) |
| Property, plant and equipment, net | 296,135 | 205,347 |
| Investments to fund liabilities to jackpot winners | 329,802 | 233,669 |
| Deferred income taxes | 82,916 | 133,728 |
| Intangible assets, net | 276,485 | 40,076 |
| Goodwill, net | 967,424 | 139,558 |
| Investments in unconsolidated affiliates | 66 | 74,659 |
| Other assets | 29,689 | 38,122 |
| | $3,315,818 | $ 1,923,439 |

*The accompanying notes are an integral part of these consolidated financial statements.*

# Consolidated Balance Sheets

| *(Amounts in thousands, except shares and par value)* | September 28, 2002 | September 29, 2001 |
|---|---|---|
| **Liabilities and Stockholders' Equity** | | |
| **Current liabilities** | | |
| Current maturities of long-term notes payable and capital lease obligations | $ 8,519 | $ 5,023 |
| Accounts payable | 77,669 | 125,164 |
| Jackpot liabilities | 167,097 | 85,109 |
| Accrued employee benefit plan liabilities | 47,156 | 41,452 |
| Accrued interest | 29,998 | 30,884 |
| Accrued income taxes | 45,762 | 7,246 |
| Other accrued liabilities | 123,672 | 76,021 |
| Liabilities of discontinued operations | 11,186 | – |
| **Total current liabilities** | 511,059 | 370,899 |
| **Long-term notes payable and capital lease obligations, net of current maturities** | 971,375 | 984,742 |
| **Long-term jackpot liabilities** | 380,567 | 258,457 |
| **Other liabilities** | 11,010 | 13,228 |
| | 1,874,011 | 1,627,326 |
| **Minority Interest** | 8,663 | – |
| **Commitments and contingencies** | – | – |
| **Stockholders' Equity** | | |
| Common stock: $.000625 par value; 320,000,000 shares authorized; 174,166,938 and 156,633,430 shares issued | 109 | 98 |
| Additional paid-in capital | 1,451,385 | 365,233 |
| Deferred compensation | (10,748) | – |
| Retained earnings | 1,528,284 | 1,257,119 |
| Treasury stock: 87,340,612 and 83,700,984 shares, at cost | (1,530,434) | (1,316,444) |
| Accumulated other comprehensive loss | (5,452) | (9,893) |
| | 1,433,144 | 296,113 |
| | $3,315,818 | $1,923,439 |

*The accompanying notes are an integral part of these consolidated financial statements.*

# Consolidated Statements of Cash Flow

| | Years ended | | |
|---|---|---|---|
| | September 28, 2002 | September 29, 2001 | September 30, 2000 |
| *(Amounts in thousands)* | | | |
| **Cash flows from operating activities** | | | |
| Net income | $271,165 | $213,935 | $156,792 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | 146,101 | 63,348 | 54,387 |
| Discounts, premiums and deferred offering costs | 1,197 | 2,939 | 2,457 |
| Stock based compensation | 3,348 | 1,269 | 1,216 |
| Provision for bad debts | 18,463 | 19,073 | 10,153 |
| Provision for inventory obsolescence | 16,853 | 21,088 | 16,001 |
| Gain (loss) on sale of assets | 341 | (412) | (3,636) |
| (Increase) decrease in operating assets: | | | |
| Receivables | 6,311 | (22,430) | (34,755) |
| Inventories | (59,583) | (94,687) | (67,490) |
| Prepaid expenses and other | 32,927 | (19,139) | (5,993) |
| Other assets | (5,612) | (19,553) | (8,458) |
| Net accrued and deferred income taxes, net of tax benefit of employee stock plans | 44,763 | 19,931 | (17,394) |
| Increase (decrease) in accounts payable and accrued liabilities | (3,812) | 16,425 | 46,553 |
| Earnings of unconsolidated affiliates less than (in excess of) distributions | 10,881 | (3,637) | (20,993) |
| Extraordinary loss on early redemption of debt | 21,176 | – | – |
| Total adjustments | 233,354 | (15,785) | (27,952) |
| **Net cash provided by operating activities** | 504,519 | 198,150 | 128,840 |

*The accompanying notes are an integral part of these consolidated financial statements.*

# Consolidated Statements of Cash Flows

| (Amounts in thousands) | Years ended September 28, 2002 | September 29, 2001 | September 30, 2000 |
|---|---|---|---|
| **Cash flows from investing activities** | | | |
| Investment in property, plant and equipment | (33,793) | (34,651) | (18,460) |
| Proceeds from sale of property, plant and equipment | 1,394 | 1,402 | 11,503 |
| Investment securities: | | | |
| Purchases | (12,715) | (3,891) | (14,034) |
| Proceeds | 8,030 | 13,891 | 12,758 |
| Investments to fund liabilities to jackpot winners: | | | |
| Purchases | (40,091) | (33,098) | (25,202) |
| Proceeds | 36,192 | 27,814 | 30,469 |
| Loans receivable: | | | |
| Cash advanced | (5,869) | (40,179) | (25,327) |
| Payments received | 21,766 | 29,652 | 3,519 |
| Proceeds from sale of other assets | 14,000 | – | 43,249 |
| Investment in unconsolidated affiliates | (1,040) | (420) | (55) |
| Acquisition of businesses | 124,060 | (31,177) | – |
| Net cash provided by (used in) investing activities | 111,934 | (70,657) | 18,420 |
| **Cash flows from financing activities** | | | |
| Long-term debt: | | | |
| Proceeds | 1,974 | 5,093 | 12,008 |
| Principal payments | (372,988) | (18,604) | (10,408) |
| Jackpot liabilities: | | | |
| Collections from systems | 223,037 | 91,596 | 82,769 |
| Payments to winners | (187,631) | (68,106) | (111,251) |
| Proceeds from shares issued | 72,762 | 43,726 | 13,287 |
| Share repurchases | (249,270) | (62,807) | (318,473) |
| Premium paid on early redemption of debt | (46,279) | – | – |
| Net cash used in financing activities | (558,395) | (9,102) | (332,068) |
| Effect of exchange rate changes on cash and cash equivalents | 1,402 | 936 | 3,372 |
| Net increase (decrease) in cash and cash equivalents | 59,460 | 119,327 | (181,436) |
| Cash and cash equivalents at: | | | |
| Beginning of year | 364,234 | 244,907 | 426,343 |
| End of year | $423,694 | $364,234 | $244,907 |

*The accompanying notes are an integral part of these consolidated financial statements.*

## Supplemental Cash Flows Information

Certain non-cash investing and financing activities described below are not reflected in the consolidated statements of cash flows. Depreciation and amortization reflected in the statements of cash flows includes the amounts presented separately on the statements of income, plus depreciation that is classified as a component of cost of product sales, cost of gaming operations and cost of lottery and pari-mutuel systems.

| | Years ended | | |
|---|---|---|---|
| | September 28, 2002 | September 29, 2001 | September 30, 2000 |
| *(Amounts in thousands)* | | | |
| Increase in property, plant, and equipment related to net transfers between inventory and gaming operations equipment | $ 76,590 | $ 63,106 | $ 20,683 |
| Treasury stock acquired for options exercised | – | 2,650 | – |
| Tax benefit of employee stock plans | 33,735 | 38,765 | 2,381 |
| Payments of interest | 97,306 | 88,339 | 86,944 |
| Payments of income taxes | 113,833 | 115,472 | 107,216 |
| Investing and financing transactions accrued in 2001, but cash paid in 2002: | | | |
| Investment purchases | – | 1,838 | – |
| Principal payments on debt | – | 8,000 | – |
| Purchases of treasury stock | – | 35,280 | – |
| Increase in notes receivable from the sale of the Pala management contract | 63,000 | – | – |
| Acquisitions: | | | |
| Cash acquired | 124,060 | 2,814 | – |
| Cash paid | – | 33,991 | – |
| Fair value of assets acquired | 1,559,597 | 53,218 | – |
| Fair value of liabilities assumed | 714,280 | 22,041 | – |
| Fair value of equity issued, net | 969,377 | – | – |

*The accompanying notes are an integral part of these consolidated financial statements.*

# Consolidated Statements of Changes in Stockholders' Equity

| | Years ended | | |
|---|---|---|---|
| | September 28, 2002 | September 29, 2001 | September 30, 2000 |
| *(Amounts in thousands)* | | | |
| **Common stock** | | | |
| Balance at beginning of year | | | |
| 156,633; 153,740; and 152,871 shares | $ 98 | $ 96 | $ 96 |
| Employee stock plans | | | |
| 2,632; 2,893; and 869 shares | 2 | 2 | – |
| Anchor acquisition; 14,902 shares | 9 | – | – |
| **Balance at end of year** | | | |
| 174,167 shares at 2002 | $ 109 | $ 98 | $ 96 |
| **Additional paid-in capital** | | | |
| Balance at beginning of year | $ 365,233 | $ 278,825 | $ 261,941 |
| Employee stock plans | 72,760 | 46,374 | 13,287 |
| Stock based compensation | 123 | 1,269 | 1,216 |
| Tax benefit of employee stock plans | 33,735 | 38,765 | 2,381 |
| Anchor acquisition | 979,534 | – | – |
| **Balance at end of year** | $ 1,451,385 | $ 365,233 | $ 278,825 |
| **Deferred compensation** | | | |
| Balance at beginning of the year | $ – | $ – | $ – |
| Stock based compensation expense | 3,225 | – | – |
| Anchor acquisition | (13,973) | – | – |
| **Balance at end of year** | $ (10,748) | $ – | $ – |
| **Retained earnings** | | | |
| Balance at beginning of year | $ 1,257,119 | $ 1,043,184 | $ 886,392 |
| Net income | 271,165 | 213,935 | 156,792 |
| **Balance at end of year** | $ 1,528,284 | $ 1,257,119 | $ 1,043,184 |
| **Treasury stock** | | | |
| Balance at beginning of year | $ (1,316,444) | $ (1,215,707) | $ (897,234) |
| Share repurchases | (213,990) | (100,737) | (318,473) |
| **Balance at end of year** | $ (1,530,434) | $ (1,316,444) | $ (1,215,707) |
| **Accumulated comprehensive loss** | | | |
| Balance at beginning of year | $ (9,893) | $ (9,813) | $ (8,977) |
| Other comprehensive income (loss) | 4,441 | (80) | (836) |
| **Balance at end of year** | $ (5,452) | $ (9,893) | $ (9,813) |
| **Summary of total comprehensive income** | | | |
| Net income | $ 271,165 | $ 213,935 | $ 156,792 |
| Other comprehensive income (loss) | 4,441 | (80) | (836) |
| **Comprehensive income** | $ 275,606 | $ 213,855 | $ 155,956 |

*The accompanying notes are an integral part of these consolidated financial statements.*

## Organization, Basis of Presentation and Summary of Significant Accounting Policies

### Organization

International Game Technology is recognized as one of the world leaders in the development and production of computerized gaming products. We operate in three lines of business: product sales, proprietary gaming and lottery systems. Founded in 1980, IGT principally served the casino gaming industry in the United States (US). In 1986, we began expanding our business internationally. In addition to our US production, we currently manufacture our products in the United Kingdom (UK) and through third party manufacturers in Japan, Canada, and Germany. We also maintain sales offices in selected legalized gaming jurisdictions globally, including Australia, Europe, Japan, Latin America, New Zealand and South Africa.

Unless the context indicates otherwise, references to "International Game Technology," "IGT," "we," "our," or "the Company" includes International Game Technology and our wholly-owned subsidiaries and their subsidiaries. Our principal executive offices are located at 9295 Prototype Drive, Reno, Nevada 89521; our telephone number is (775) IGT-7777; our Internet address is www.IGT.com. Through our Internet website, we make available free of charge, as soon as reasonably practical after such information has been filed or furnished to the SEC, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act.

### Basis of Presentation

Certain amounts in the comparative prior years' consolidated financial statements have been reclassified to be consistent with the presentation used in the current fiscal year. Our fiscal years end on the Saturday closest to September 30. Similarly, our quarters end on the Saturday closest to the last day of the quarter end month.

### Principles of Consolidation

Our consolidated financial statements include the accounts of International Game Technology and all of its majority owned or controlled subsidiaries. The minority interests for Colorado Grande Casino have been presented within discontinued operations and liabilities of discontinued operations. We account for investments in 50% or less owned joint ventures using the equity method. For strategic marketing alliances for which no separate legal entity exists, we recognize 100% of the assets, liabilities, revenues and expenses that we own, owe, earn and incur based on the activities that we perform on behalf of the alliance. All appropriate inter-company accounts and transactions have been eliminated.

### Critical Accounting Policies

*Use of Estimates*

Our consolidated financial statements have been prepared in conformity with US generally accepted accounting principles. Accordingly, we are required to make estimates, judgments and assumptions that we believe are reasonable based on our historical experience, contract terms, observance of known trends in our company and the industry as a whole, and information available from other outside sources. Our estimates affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On a regular basis, we evaluate our estimates, including those related to customer programs and incentives, product returns, bad debts, inventory obsolescence, investments, intangible assets, income taxes, warranty obligations, long-term contracts, contingencies and litigation. Actual results may differ from initial estimates.

*Revenue Recognition*

We generally recognize revenue when persuasive evidence of an arrangement exists, the seller's price to the buyer is fixed or determinable, collectibility is reasonably assured and delivery has occurred.

*Product Sales*

We generally recognize revenue from the sale of gaming machines, systems, equipment and related parts when the products are shipped and title passes to the customer. Our sales credit terms are normally 90 days or less. We also grant extended payment terms under contracts of sale secured by the related equipment sold, generally for terms of one to five years with interest recognized at prevailing rates.

*Proprietary Gaming*

Our proprietary gaming segment is comprised of our wholly-owned gaming operations, which includes activities that we perform on behalf of our strategic marketing alliances for which no separate legal entities exist, as well as our unconsolidated joint venture activities reported as earnings of unconsolidated affiliates. Because our joint venture operations are an integral part of our business and the nature of the products and management are the same, our earnings of unconsolidated affiliates are included as a component of income from operations. IGT and Anchor Gaming (Anchor) were 50% partners in our largest joint venture, The Spin For Cash Wide Area Progressive Joint Venture (JV). Subsequent to the acquisition of Anchor on December 30, 2001, the activities of the JV have been consolidated.

We place games in both casinos and government sponsored gaming markets under a broad spectrum of recurring revenue pricing arrangements, including wide area progressive (WAP) systems, stand alone participation and flat fee, equipment leasing and rental, as well as hybrid pricing or premium products that include a product sale and a recurring fee. WAP games differ from stand alone and hybrid games in that they are electronically linked, inter-casino systems that connect gaming machines to a central computer, allowing the system to build a progressive jackpot with every wager until a player hits the top award winning combination. WAP game revenues are recognized based on a percentage of coin-in generated by the game. Revenues from stand alone games are recognized based on a percentage of the net win that the game generates or on a flat fee basis with the passage of time. The operation of linked progressive systems varies among jurisdictions as a result of different gaming regulations. Participating casinos pay a percentage of the coin-in either directly to IGT, an administrator, or a trust to oversee and fund the progressive jackpot. Funding of the jackpots also differs by jurisdiction but is generally administered by IGT.

Our linked progressive systems in Iowa are operated under a trust consisting of one member from each Iowa casino operating multi-linked games related to the trust. As administrator, IGT provides all of the services associated with the operation of the trust. Fees paid to IGT consist of funds generated by the trust in excess of the amount necessary to fund the jackpot liabilities. IGT recognizes revenue based on the trust profits. In Atlantic City, New Jersey, our linked progressive slot system operations are administered by several trusts managed by representatives of the participating casinos. Separate trusts exist for each system linked by a progressive meter. Fees paid to IGT are a function of the trusts' adequate cash flow. We recognize revenues from these trusts based on estimated collectibility.

*Lottery and Pari-mutuel Systems*

Revenue from the sale of lottery and pari-mutuel gaming systems equipment and related parts is generally recognized upon delivery to the customer. Revenues from sales of lottery and video gaming central site systems (including customized software and equipment) is recognized using the percentage of completion method of accounting for long-term construction type contracts where costs to complete the contract can reasonably be estimated. Prior to revenue recognition on central site systems, costs incurred are applied against progress billings and recorded as a net accrued liability or other current asset as appropriate. Systems contract services revenue is recognized as the services are performed. These long-term contracts require installation and operation of lottery and pari-mutuel wagering networks and the related revenue is generally based on a percentage of sales volume, which may fluctuate over the lives of the contracts.

*Casino Operations*

In accordance with industry practice, we recognize casino gaming revenue as the net win from casino operations, which is the difference between amounts wagered and payments made to casino players. Slot route revenue is recognized based on our share of coins wagered or on our share of net winnings. Revenue excludes the retail value of complimentary food and beverage furnished gratuitously to customers. Revenue is also reported net of cash rebates accrued to customers as part of the casino loyalty programs. In June 2002, we committed to a plan to sell our casino operations and have reclassified all related financial results to discontinued operations.

***Jackpot Liabilities and Expenses***

IGT, the administrator or the trust recognizes a liability for jackpots not yet won and jackpot expense for the cost to fund these jackpots in the future. Jackpots are generally payable in equal installments over a 20 to 26 year period or immediately in the case of our instant win progressive jackpots. Winners may elect to receive the present value of jackpots discounted at applicable interest rates (lump-sum) in lieu of annual installments. Interest rates eligible for use in the lump sum payment calculation vary by jurisdiction and are impacted by market forces and other economic conditions. Historically, approximately 80% of winners elect the lump sum payment option. Winners that do not elect the lump sum payment generally receive equal annuity payments over the 20 to 26 year time horizon. We fund jackpot annuity payments through qualifying US government or agency securities. To calculate the present value of our outstanding progressive jackpot liabilities to be paid to future winners, we use current market prime, treasury and agency rates weighted based on the 80% historical lump-sum election ratio. We believe this calculation provides the best estimate of our cost to fund jackpots.

Additionally, we estimate the current portion of our liabilities for jackpots not yet won based on our historical experience with winners' lump-sum elections, as well as the theoretical projected number of jackpots for the current and non-current periods. Based on this, we have classified 80% of our jackpot liabilities as current and 20% as non-current. Changes in future winners' elections of installment or lump-sum payments would impact the allocation of our jackpot liabilities between current and non-current liabilities.

Fluctuations in applicable interest rates due to changes in market and other economic conditions directly impact our cost to fund jackpots, and therefore the gross profit on our gaming operations. If interest rates decline, our cost to fund jackpots increases, and correspondingly our gross profit declines.

*Receivables and Allowance for Doubtful Accounts*
We maintain an allowance for doubtful accounts on our accounts and notes receivable that we have deemed to have a high risk of collectibility. We analyze historical collection trends, customer concentrations, customer creditworthiness, current economic trends and changes in our customer payment terms when evaluating the adequacy of our allowance for doubtful accounts.

*Inventories and Obsolescence*
Inventories are stated at the lower of cost (first-in, first-out method) or market value. We regularly review inventory quantities on hand and record provisions for excess and obsolete inventory based primarily on our estimated forecast of product demand and production requirements.

*Long-lived Assets*
We assign estimated useful lives to our long-lived assets, including intangible assets and prepaid or deferred royalties, based on the period of time the asset is expected to contribute directly or indirectly to future cash flows. We consider certain factors when assigning useful lives such as legal, regulatory and contractual provisions, as well as the effects of obsolescence, demand, competition and other economic factors. We are required to use judgment and make estimates to determine the useful lives of long-lived assets. We have classified prepaid and deferred royalty costs as current and non-current assets based on the period of expected consumption related to projected revenues. We depreciate or amortize our long-lived assets with finite lives to reflect the pattern in which the economic benefits for the assets will be consumed based on projected usage and revenues. While we believe that our estimates of future revenues, cash flows and useful lives are reasonable, different assumptions could materially effect our assignment of useful lives. Any changes to the estimated useful lives of our depreciable or amortizable assets will impact our results of operations.

Our property, plant and equipment is depreciated or amortized using the straight-line method over the following useful lives: buildings over 30 to 40 years; gaming operations equipment over 2 to 7 years; manufacturing machinery and equipment over 2 to 15 years; and leasehold improvements over the lease term. Maintenance and repairs are expensed as incurred, improvements are capitalized, and gains or losses on disposal are included in income. See Note 7 for weighted average lives of our intangible assets and the discontinuance of goodwill amortization in fiscal 2002.

We evaluate the carrying value of our long-lived and intangible assets for impairment at least annually or whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable from related future undiscounted cash flows. Indicators which could trigger an impairment review include legal and regulatory factors, market conditions, and operational performance. Any resulting impairment loss, measured as the difference between the carrying amount and the fair value of the assets, could have a material adverse impact on our financial condition and results of operations.

Research and Development
Research and development (R&D) costs are expensed as incurred. R&D performed for specific customers is charged to cost of product sales when the related sale is recorded.

Earnings Per Share
Earnings per share is computed based on the weighted average number of common and potential shares outstanding.

### Foreign Currency Translation
The functional currency of certain IGT international subsidiaries is the local currency. For those subsidiaries, we translate assets and liabilities at exchange rates in effect at the balance sheet date, and income and expense accounts at average exchange rates during the year. Resulting currency translation adjustments are recorded directly to accumulated other comprehensive income within stockholders' equity. Gains and losses resulting from transactions in non-functional currencies are recorded in income. For subsidiaries whose functional currency is the US dollar, gains and losses on non-US dollar denominated assets and liabilities are recorded in income.

### Derivatives and Hedging Activities
With the adoption of Statement of Financial Accounting Standards (SFAS) 133 on October 1, 2000, we recognize all derivatives as either assets or liabilities on the balance sheet at the fair value of the instruments. Accounting for changes in the fair value of derivatives depends on the intended use and resulting designation. We use derivative financial instruments to minimize our net exposure resulting from fluctuations in foreign exchange rates and interest rates. The primary business objective of our hedging program is to minimize the impact to our earnings resulting from exchange rate changes. The counter parties to our agreements are major commercial banks and we believe that losses related to credit risk are remote. We are not a party to leveraged derivatives and do not hold or issue financial instruments for speculative purposes.

We routinely use derivative financial instruments to hedge our net exposure, by currency, related to our monetary assets and liabilities denominated in non-functional foreign currency. These hedging instruments are subject to fluctuations in value that are generally offset by the value of the underlying exposures being hedged. These forward exchange contracts are not designated as hedging instruments under SFAS 133 and resulting gains or losses are recognized in current earnings.

From time to time, we enter into sales commitments denominated in foreign currencies. Our policy is to hedge significant firm commitments denominated in foreign currency with forward exchange contracts to protect the US dollar value of the revenues. These forward exchange contracts have been designated as fair value hedges under SFAS 133 and related gains or losses are included as a component of the hedged transaction when recorded. Gains and losses related to the hedge ineffectiveness are recorded in other income or expense. Time value is excluded from effectiveness testing.

We may also enter into interest rate swap agreements to effectevely manage variable interest rate fluctuations. Amounts payable or receivable under these interest rate swap agreements are accrued as interest rates change and recognized over the life of the agreement as an adjustment to interest expense.

### Cash and Cash Equivalents
Cash and cash equivalents include operating cash and cash required for funding progressive systems jackpot payments. Cash in excess of daily requirements is generally invested in various marketable securities. If these securities have original maturities of three months or less, they are considered cash equivalents. Such investments are stated at cost, which approximates market.

### Investment Securities
Our investment securities are classified as available-for-sale and stated at market value. Unrealized gains and losses, net of income tax effects, are reported as a component of accumulated

other comprehensive income. Market value is determined by the most recently traded price of the security at the balance sheet date. Net realized gains or losses are determined on the specific identification cost method.

### Investments to Fund Liabilities to Jackpot Winners

These investments represent discounted US treasury or agency securities purchased to meet obligations for annual payments to progressive systems jackpot winners. We have both the intent and ability to hold these investments to maturity and, therefore, classify them as held-to-maturity. Accordingly, these investments are stated at cost, adjusted for amortization of premiums and accretion of discounts over the term of the security using the interest method. Securities in this portfolio have maturity dates through 2027.

### Other Assets

Other assets are primarily comprised of deferred offering costs related to Senior Notes issued and prepaid or deferred royalty costs and deposits.

### Recently Issued Accounting Standards

In June 2001, the Financial Accounting Standards Board (FASB) issued two new standards, SFAS 141, Business Combinations, and SFAS 142, Goodwill and Other Intangible Assets. Together these statements changed the accounting for business combinations and goodwill. SFAS 141 requires the purchase method of accounting for all business combinations initiated after June 30, 2001 and eliminated the pooling-of-interests method. IGT adopted SFAS 141 for business combinations completed after June 30, 2001. SFAS 142 changes the accounting for goodwill and indefinite lived intangible assets from an amortization method to an impairment only approach. Amortization of goodwill and indefinite lived assets, including goodwill recorded in past business combinations, ceases upon adoption of SFAS 142. Amortization will still be required for identifiable intangible assets with finite lives. The provisions of SFAS 142 are required to be applied starting with fiscal years beginning after December 15, 2001. Early application is permitted for entities with fiscal years beginning after March 15, 2001, provided that the first interim financial statements have not previously been issued. As a result of adopting SFAS 142 at the beginning of fiscal 2002, we have discontinued amortization of goodwill.

In June 2001, the FASB issued SFAS 143, Accounting for Asset Retirement Obligations. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement applies to all entities and applies to all legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and the normal operation of a long-lived asset, except for certain obligations of lessees. This statement is effective for our 2003 fiscal year and early adoption is permitted. We believe that the adoption of this statement will not have a material impact on our financial condition or results of operations.

In August 2001, the FASB issued SFAS 144, Accounting for the Impairment and Disposal of Long-lived Assets. The changes in this statement require one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and broaden the presentation of discontinued operations to include more disposal transactions. This statement does not apply to goodwill or indefinite lived intangible assets. This statement is effective for our 2003 fiscal year, but early adoption is permitted. We believe that the adoption of this statement will not have a material impact on our financial condition or results of operations.

In April 2002, the FASB issued SFAS 145, Rescission of FASB Statements 4, 44 and 64, Amendment of FASB Statement 13, and Technical Corrections. SFAS 145 rescinds SFAS 4, Reporting Gains and Losses from Extinguishment of Debt. Under SFAS 4, all gains and losses from extinguishment of debt were required to be aggregated, if material, and classified as an extraordinary item, net of related income tax effect, on the statement of income. SFAS 145 requires all gain and losses from extinguishment of debt to be classified as extraordinary only if they meet the criteria of Accounting Principles Board (APB) Opinion 30. This statement is effective for our 2003 fiscal year and early adoption is permitted. Any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods presented that does not meet the criteria in APB Opinion 30 shall be reclassified. The adoption of this statement will require us to reclassify our prior period losses from early retirement of debt from extraordinary to continuing operations.

In June 2002, the FASB issued SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. A fundamental conclusion reached by the FASB in this statement is that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. SFAS 146 also establishes that fair value is the objective for initial measurement of the liability. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. We believe that the adoption of this statement will not have a material impact on our financial condition or results of operations.

## Acquisitions, Divestitures and Discontinued Operations

### Acquisitions

*Anchor*

On December 30, 2001, we completed our acquisition of Anchor pursuant to which Anchor became a wholly-owned subsidiary of IGT in a stock for stock exchange. Anchor shareholders received one share of IGT common stock for each share of Anchor common stock owned.

The aggregate purchase price paid for Anchor was approximately $986.9 million, plus the assumption of Anchor's debt of $337.0 million, net of discount. The purchase price included just over 14.9 million outstanding shares of Anchor common stock, which were exchanged on a one-for-one basis for IGT shares valued at $59.50 per share, $93.0 million for Anchor stock options assumed by IGT, $3.7 million of Anchor shares held by IGT prior to the acquisition, and $3.5 million of transaction costs. For accounting purposes, the $59.50 share price was determined based on the average closing market prices of IGT's common stock for the seven trading days ended July 12, 2001, which includes the three trading days before and after the acquisition announcement on July 9, 2001.

We have applied SFAS 141 in our allocation of the purchase price of the Anchor acquisition. The allocation of the purchase price continues to be subject to refinement as we continue to finalize the integration of Anchor's businesses and the fair value and estimated useful lives of the intangible assets acquired. Any changes to the fair value or lives assigned to the intangible assets may impact the results of operations. See Note 7 for the allocation of the purchase price to identifiable intangible assets and goodwill.

This acquisition afforded us additional opportunities to use our complementary resources to develop new games more effectively for the benefit of our customers. In addition, with Anchor we grew our business presence in the public gaming sector and expanded our business activities into online lottery systems. We believe our combined resources make us a more effective supplier to the gaming and lottery industries. Prior to the Anchor acquisition, the JV activities were accounted for under the equity method and the revenues, net of expenses, were reflected as earnings of unconsolidated affiliates on our statements of income. Subsequent to the acquisition, the JV activities have been consolidated.

The following table presents our preliminary allocation of the Anchor acquisition purchase price and the consolidation of the JV:

| *(Amounts in thousands)* | Total | Discontinued Casino Operations Reclass | Net |
|---|---|---|---|
| Cash acquired | $ 123,104 | $ – | $ 123,104 |
| Assets held for sale | 77,000 | 143,868 | 220,868 |
| Accounts and notes receivable | 88,156 | (2,251) | 85,905 |
| Inventory | 20,459 | (510) | 19,949 |
| Property and equipment | 153,926 | (53,155) | 100,771 |
| Investments to fund liabilities to jackpot winners | 102,880 | – | 102,880 |
| Identifiable intangible assets | 299,929 | (68,800) | 231,129 |
| Goodwill | 842,931 | (16,978) | 825,953 |
| Investment in JV | (64,758) | – | (64,758) |
| Other current assets | 27,520 | (829) | 26,691 |
| Other long-term assets | 2,446 | (1,345) | 1,101 |
| Total assets | $1,673,593 | $ – | $1,673,593 |
| Accounts payable | $ 13,370 | $ (623) | $ 12,747 |
| Liabilities of discontinued operations | – | 7,367 | 7,367 |
| Notes payable | 377,292 | – | 377,292 |
| Jackpot liabilities | 168,610 | – | 168,610 |
| Other liabilities | 144,944 | (6,744) | 138,200 |
| Total liabilities | 704,216 | – | 704,216 |
| Deferred compensation | (13,973) | – | (13,973) |
| Common stock and additional paid-in capital | 983,350 | – | 983,350 |
| Total equity | 969,377 | – | 969,377 |
| Total liabilities and equity | $1,673,593 | $ – | $1,673,593 |

# Notes to Consolidated Financial Statements

The following unaudited pro forma financial information is presented as if the Anchor acquisition had been made at the beginning of fiscal 2001. Excluding Anchor's impairment, restructuring, and other one-time charges of $121.5 million ($97.6 million net of tax) in the fiscal year ended September 29, 2001, pro forma income from continuing operations would have been $251.5 million or $2.70 per diluted share.

| | Years ended | |
|---|---|---|
| | September 2002 | September 2001 |
| *(Amounts in thousands)* | | |
| Total revenues | $2,032,265 | $1,929,991 |
| Income from continuing operations | 287,622 | 153,925 |
| Income from discontinued operations | 9,926 | 13,224 |
| Net income | 284,356 | 167,149 |
| Earnings per share | | |
| Basic | $3.36 | $1.88 |
| Diluted | $3.30 | $1.79 |

*Silicon*

In March 2001, we completed the purchase of Silicon Gaming (Silicon), previously headquartered in Palo Alto, California. Silicon designed and manufactured innovative wagering products and held a library of game applications. The purchase method of accounting for business combinations was applied to this acquisition. The purchase price of $34.0 million was allocated to cash of $3.8 million and net assets of $30.2 million based on the estimated fair values of assets and liabilities at the date of acquisition. Net assets acquired consist primarily of identifiable intangibles, offset by deferred tax liabilities and debt assumed. Intangible assets acquired from Silicon consist primarily of patent rights valued at $56.4 million to be amortized over their useful lives of 15 to 17 years. There was no excess purchase price over the net assets acquired. The acquisition was funded with cash on hand. Subsequent to the acquisition in fiscal 2001, we paid off Silicon's long-term debt of $13.4 million. Results of Silicon subsequent to the closing of the acquisition have been included in our results of operations.

Divestiture

In July 2000, in a move to eliminate duplication within our operations in Japan, we sold Barcrest KK, the Japanese subsidiary of Barcrest, for a gain of $3.2 million ($2.0 million net of tax). The net cash proceeds from the sale were $9.8 million and the net assets disposed of were $6.6 million. The purchaser was a Japanese company engaged in the manufacture, development, and sale of pachinko and pachisuro slot machines.

Discontinued Operations

In June 2002, we committed to a plan to sell the casino operations acquired with Anchor. Casino operations includes the Colorado Central Station Casino, the Colorado Grande Casino and the Nevada slot route operations. We determined that these assets were not a strategic fit with our core business.

Our financial statements have reflected the casino operations as discontinued operations for all periods presented. Operating results of our discontinued casino operations are summarized below for the year ended:

| | September 2002 |
|---|---|
| *(Amounts in thousands)* | |
| Net revenues | $88,940 |
| | |
| Income before tax | $12,261 |
| Provision for income taxes | (4,622) |
| Income from discontinued operations | $ 7,639 |

Included in our consolidated statements of financial position at September 28, 2002 were $2.3 million of deferred compensation and $27.5 million of deferred tax liabilities related to discontinued operations and assets held for sale. Assets held for sale and liabilities of discontinued operations were comprised of the following as of:

| | September 2002 |
|---|---|
| *(Amounts in thousands)* | |
| Cash | $ 7,837 |
| Accounts receivable, net | 1,448 |
| Other current assets | 1,423 |
| Property and equipment, net | 50,925 |
| Intangible assets | 66,492 |
| Goodwill | 16,978 |
| Other non-current assets | 2,041 |
| Total assets held for sale | 147,144 |
| | |
| Current liabilities | 9,561 |
| Minority interest | 1,625 |
| Total liabilities of discontinued operations | 11,186 |
| Net assets of discontinued operations | $135,958 |

## Investment Securities

Available-for-sale investment securities consisted of the following:

| | Net Cost | Gross Unrealized Gains | Gross Unrealized Losses | Market Value |
|---|---|---|---|---|
| *(Amounts in thousands)* | | | | |
| September 28, 2002 | | | | |
| Equity securities | $13,767 | $ – | $ (274) | $13,493 |
| September 29, 2001 | | | | |
| US Treasury securities | $ 3,000 | $ 35 | $ – | $ 3,035 |
| Equity securities | 11,663 | 225 | (1,838) | 10,050 |
| Total investment securities | $14,663 | $ 260 | $ (1,838) | $13,085 |

Below is a summary of sales of available-for-sale securities for the years ended:

| | September 2002 | September 2001 | September 2000 |
|---|---|---|---|
| *(Amounts in thousands)* | | | |
| Proceeds from sales | $8,030 | $13,891 | $12,758 |
| Gross realized gains | – | 548 | 1,441 |
| Gross realized losses | (15) | (110) | (403) |

## Investments to Fund Liabilities to Jackpot Winners

Held-to-maturity investments to fund liabilities to jackpot winners consisted of the following:

| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Market Value |
|---|---|---|---|---|
| *(Amounts in thousands)* | | | | |
| September 28, 2002 | | | | |
| US Treasury and Agency securities | $369,734 | $62,601 | $ (208) | $432,127 |
| September 29, 2001 | | | | |
| US Treasury securities | $262,955 | $32,065 | $(2,368) | $292,652 |

For a short time after July 1999, past winners were allowed to retroactively elect a lump-sum distribution in lieu of future annual installments for jackpots won before legislation was passed in October 1998 permitting lump-sum jackpot payments. At that time, we sold investments held to settle lump-sum payment elections. This offer expired in fiscal 2001. All proceeds from these sales were paid to winners and the net realized gain or loss was offset by an equal gain or loss on the settlement of winner liabilities. During fiscal 2000, proceeds from sales of these securities totaled $3.0 million, gross realized gains totaled $99,000 and gross losses totaled $10,000.

## Notes and Contracts Receivable

IGT grants customers extended payment terms under contracts of sale. These contracts are generally for terms of one to five years, with interest recognized at prevailing rates, and are secured by the related equipment sold. The following table presents our estimated future collections of notes and contracts receivable, net of allowances, as of September 28, 2002:

| Fiscal Year | Estimated Receipts |
|---|---|
| *(Amounts in thousands)* | |
| 2003 | $ 61,357 |
| 2004 | 33,031 |
| 2005 | 28,928 |
| 2006 | 15,780 |
| 2007 | 15,242 |
| Thereafter | 45,298 |
| | $199,636 |

At September 28, 2002 and September 29, 2001, the following allowances for doubtful notes and contracts were netted against current and long-term maturities. The increase in the current year is predominantly related to the devaluation of the Argentine peso.

| | September 2002 | September 2001 |
|---|---|---|
| *(Amounts in thousands)* | | |
| Current | $22,068 | $ 15,480 |
| Long-term | 15,062 | 11,461 |
| | $37,130 | $ 26,941 |

Occasionally, we provided financing to customers for purposes other than the purchase of gaming equipment, generally for terms of one to ten years with interest at prevailing rates. Included in our total notes and contracts receivable were financing loans of this nature totaling $121.3 million at September 28, 2002 and $80.9 million at September 29, 2001. Allowances for doubtful loans totaled $2.8 million at September 28, 2002 and $5.7 million at September 29, 2001.

On December 23, 2001, Anchor entered into an agreement with the Pala Band of Mission Indians (Pala) and Jerome H. Turk to sell its interest in the management agreement for the Pala Casino in San Diego, California. The transaction was completed during the quarter ended March 30, 2002. Pala agreed to pay Anchor $77.0 million, consisting of $14.0 million in cash and $63.0 million by delivery of a subordinated secured promissory note on which interest began to accrue effective January 1, 2002. The note requires monthly principal payments of $875,000 plus accrued interest through January 2005, at which time a balloon payment of $31.5 million is due and payable. The promissory note bears interest at 6% for the first year, 7% for the subsequent year, and 8% for the final year. The agreement was classified as an asset held for sale in the Anchor purchase price allocation and we recorded no gain or loss on the transaction.

In September 1993, we sold our equity ownership interest in CMS-International (CMS) to Summit Casinos-Nevada, Inc., whose owners included senior management of CMS. CMS was restructured in November 1999, at which time we purchased the notes from the lender and restructured the terms with the new owners. The revised notes call for monthly payments of principal and interest with a maturity date of December 31, 2008. The notes remain fully collateralized by the respective casino properties. At September 28, 2002, the outstanding balances of these notes totaled $14.0 million.

## Concentrations of Credit Risk

The financial instruments that potentially subject us to concentrations of credit risk consist principally of cash and cash equivalents and accounts, contracts, and notes receivable. We maintain cash balances at several banks. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000. We also maintain accounts with several stock brokerage firms. These accounts contain both cash and securities insured up to $500,000, with a limit of $100,000 for cash, by the Securities Investor Protection Corporation.

Our revenues and resulting receivables are concentrated in specific legalized gaming regions. We also distribute a portion of our products through third party distributors resulting in significant distributor receivables. We did not have sales to a single customer that exceeded 10% of revenues during fiscal 2002, 2001 or 2000.

Accounts, contracts, and notes receivable by region as a percentage of total receivables at September 28, 2002 were as follows:

| | |
|---|---|
| **Domestic Region** | |
| Native American casinos | 40 % |
| Nevada | 20 |
| Atlantic City (distributor and other) | 12 |
| Riverboats (greater Mississippi River area) | 7 |
| Other US regions | 9 |
| Total domestic | 88 |
| **International Region** | |
| Europe | 5 |
| Other international | 7 |
| Total international | 12 |
| Total | 100 % |

## Intangible Assets and Goodwill

At the beginning of fiscal 2002, we adopted SFAS 142, Goodwill and Other Intangible Assets, which establishes new accounting and reporting requirements for goodwill and other intangible assets. Under this pronouncement, goodwill and intangible assets with indefinite lives are no longer subject to amortization but are tested for impairment at least annually. Amortization is still required for identifiable intangible assets with finite lives. In addition, goodwill is required to be separately disclosed from other intangible assets on the face of the balance sheet.

The provisions of this accounting standard require the completion of a transitional impairment test within six months of the date of adoption. In conjunction with adopting SFAS 142, we reassessed our previously recognized identifiable intangible assets and determined that their useful lives and the classifications were appropriate. With the assistance of valuation consultants, we completed our initial assessment of goodwill related to the Sodak Gaming and Barcrest acquisitions and concluded there was no goodwill impairment.

The allocation of the Anchor acquisition purchase price continues to be subject to refinement as we continue to finalize the integration of Anchor's businesses and the fair value and estimated useful lives of the intangible assets acquired. Our preliminary allocation of the Anchor purchase price to identifiable intangible assets and goodwill is detailed in the table below. Anchor's in-process R&D of $1.0 million was charged to R&D expense immediately subsequent to acquisition because no future alternative uses existed. The goodwill related to the Anchor acquisition is not deductible for tax purposes. In June 2002, we ceased amortization of the contract intangibles related to our discontinued casino operations that were reclassified to assets held for sale, net of accumulated amortization of $2.4 million. Changes to the fair value or lives assigned to goodwill and intangibles acquired resulted from adjustments to our preliminary purchase price allocation.

| *(Amounts in thousands)* | Continuing Operations | Discontinued Casino Operations | Total |
|---|---|---|---|
| **Finite Lived Intangible Assets** | | | |
| Patents | $166,400 | $ – | $166,400 |
| Contracts | 32,654 | 47,500 | 80,154 |
| Developed technology | 10,540 | – | 10,540 |
| Trademarks | 7,787 | – | 7,787 |
| In-Process R&D | 1,000 | – | 1,000 |
| | 218,381 | 47,500 | 265,881 |
| **Indefinite Lived Intangible Assets** | | | |
| Trademarks | 12,748 | 21,300 | 34,048 |
| **Total Intangible Assets** | $231,129 | $68,800 | $299,929 |
| **Goodwill** | $825,953 | $16,978 | $842,931 |

Other current year additions to our intangible assets included purchased patents totaling $30.7 million and capitalized patent and trademark application costs of $5.2 million. We amortized our intangible assets with finite lives to reflect the pattern in which the economic benefits for the intangible assets are consumed based on projected revenues. Intangible assets with an increasing revenue stream are amortized using the straight-line method. Intangible assets with a declining revenue stream are amortized on an accelerated basis. The following table presents the weighted average amortization period by intangible asset category:

| | Years |
|---|---|
| Patents | 14.6 |
| Contracts | 9.7 |
| Developed technology | 12.7 |
| Trademarks | 9.4 |

The following table identifies our intangible asset balances by category, excluding discontinued operations, as of the years ended:

| | September 2002 | | | September 2001 | | |
|---|---|---|---|---|---|---|
| | Carrying Amount | Accumulated Amortization | Net | Carrying Amount | Accumulated Amortization | Net |
| *(Amounts in thousands)* | | | | | | |
| Finite Lived Intangible Assets | | | | | | |
| Patents | $242,269 | $19,178 | $223,091 | $42,636 | $2,560 | $40,076 |
| Contracts | 32,660 | 7,685 | 24,975 | – | – | – |
| Developed technology | 10,583 | 1,956 | 8,627 | – | – | – |
| Trademarks | 7,787 | 743 | 7,044 | – | – | – |
| Total | 293,299 | 29,562 | 263,737 | 42,636 | 2,560 | 40,076 |
| Indefinite Lived Assets | | | | | | |
| Trademarks | 12,748 | – | 12,748 | – | – | – |
| Net Carrying Amount | $306,047 | $29,562 | $276,485 | $42,636 | $2,560 | $40,076 |

Our aggregate amortization expense totaled $27.0 million in fiscal 2002, $5.0 million in 2001, and $4.2 million in 2000. In accordance with SFAS 142, the current year results reflect no amortization of goodwill. The following table presents our estimated amortization expense for each of the five succeeding years.

| Fiscal Year | Amortization |
|---|---|
| *(Amounts in thousands)* | |
| 2003 | $31,715 |
| 2004 | 31,704 |
| 2005 | 31,630 |
| 2006 | 30,934 |
| 2007 | 30,571 |

Changes in the carrying amount of goodwill for the year ended September 28, 2002, by operating segment, are presented below. The distribution of goodwill by segment has been adjusted to reflect changes in management's view of our business lines and adjustments to our preliminary Anchor purchase price allocation. No goodwill was allocated to the Lottery Systems acquired from Anchor.

| | Product Sales | Proprietary Gaming | Total |
|---|---|---|---|
| *(Amounts in thousands)* | | | |
| Aggregate amount acquired | $94,611 | $ 53,998 | $148,609 |
| Less accumulated amortization recognized prior to adoption of SFAS 142 | (8,071) | (980) | (9,051) |
| Balance as of September 29, 2001 | 86,540 | 53,018 | 139,558 |
| Goodwill acquired during the period | 6,121 | 819,832 | 825,953 |
| Foreign currency translation adjustment | 1,913 | – | 1,913 |
| Balance as of September 28, 2002 | $94,574 | $872,850 | $967,424 |

The following table presents a reconciliation of previously reported net income and earnings per share for the comparative prior years adjusted for the exclusion of goodwill amortization, net of related tax effects.

| | Years ended | | |
|---|---|---|---|
| | September 2002 | September 2001 | September 2000 |
| *(Amounts in thousands, except per share amounts)* | | | |
| Reported net income | $271,165 | $213,935 | $156,792 |
| Goodwill amortization, net of tax | – | 2,328 | 2,422 |
| Adjusted net income | $271,165 | $216,263 | $159,214 |
| Reported basic earnings per share | $ 3.21 | $ 2.90 | $ 2.05 |
| Goodwill amortization, net of tax | – | 0.03 | 0.03 |
| Adjusted basic earnings per share | $ 3.21 | $ 2.93 | $ 2.08 |
| Reported diluted earnings per share | $ 3.15 | $ 2.80 | $ 2.00 |
| Goodwill amortization, net of tax | – | 0.03 | 0.03 |
| Adjusted diluted earnings per share | $ 3.15 | $ 2.83 | $ 2.03 |

## Impairment of Assets and Restructuring Costs

During fiscal 2000, we recorded additional restructuring charges of $1.9 million predominantly related to our plan established in 1999 to eliminate certain administrative and manufacturing positions in Australia. We eliminated 130 positions resulting in payments of $2.3 million. Other restructuring costs of $1.1 million were also paid during fiscal 2000.

As a result of the government in Brazil rescinding the law allowing gaming devices in bingo halls, in fiscal 1999 we recorded impairment charges of $5.3 million related to our assessment of the inventories and receivables recoverable in Brazil. We received payments of $1.1 million in fiscal 2001 and $1.9 million in fiscal 2000 for receivables and inventories previously considered fully impaired.

Impairment and restructuring charges, net recoveries, have been presented in our income statement as a component of selling, general and administrative costs. Net recoveries totaled $1.1 million in fiscal 2001 and net charges totaled $6,000 in fiscal 2000.

## Notes Payable and Capital Lease Obligations

Notes payable and capital lease obligations consisted of the following:

| *(Amounts in thousands)* | September 2002 | September 2001 |
|---|---|---|
| Senior notes, net of unamortized discount | $969,010 | $984,742 |
| Credit facilities | 2,863 | 5,023 |
| Capital lease obligations (see Note 10) | 7,893 | – |
| Other notes | 128 | – |
| Total | 979,894 | 989,765 |
| Less current maturities | (8,519) | (5,023) |
| Long-term notes payable, net of current maturities | $971,375 | $984,742 |

The following table presents our future principal payment obligations related to notes payable and capital leases as of September 28, 2002:

| Fiscal Year<br>*(Amounts in thousands)* | Principal Payments |
|---|---|
| 2003 | $ 8,519 |
| 2004 | 402,237 |
| 2005 | – |
| 2006 | – |
| 2007 | – |
| 2008 and after | 574,943 |
| Total principal payments | 985,699 |
| Less unamortized discount | (5,805) |
| Net notes payable | $979,894 |

Our domestic and foreign borrowing facilities totaled $275.3 million at September 28, 2002. Of this amount, $2.9 million was drawn with an average interest rate of 2.38%, $8.2 million was reserved for letters of credit and the remaining $264.2 million was available for future borrowings. We are required to comply with certain covenants contained in these agreements, which, among other things, limit our ability to incur indebtedness, grant liens, make investments, acquisitions, dispositions, or to pay dividends or make certain other restricted payments without the written consent of the lenders and require the maintenance of certain financial ratios. At September 28, 2002, we were in compliance with all applicable covenants.

IGT assumed approximately $337.0 million, net of discount, of Anchor's long-term debt upon the completion of the acquisition. Immediately following the acquisition, we fully repaid and terminated Anchor's senior credit facility of $89.5 million using available cash. During the current fiscal year we repurchased $249.9 million face value of Anchor's outstanding 9.875% fixed rate Senior Subordinated Notes due 2008, primarily in a cash tender offer in July 2002, using available cash. This transaction extinguished substantially all of the debt outstanding that was assumed in the Anchor acquisition. We recognized an extraordinary loss of approximately $12.5 million, net of tax, or $0.14 per diluted share related to the early extinguishment of this debt.

In fiscal 1999, we issued $1.0 billion of Senior Notes in two tranches, $400 million at 7.875% due May 15, 2004 and $600 million at 8.375% due May 15, 2009, in a private placement subsequently exchanged for registered notes. During the current fiscal year, we repurchased $17.2 million of these Senior Notes using available cash recognizing an extraordinary loss of approximately $700,000, net of tax, or $0.01 per diluted share. The indenture contains a number of covenants, which restricts our ability to incur indebtedness, create or incur liens on our assets, or enter into sale/leaseback transactions. At September 28, 2002, we were in compliance with all applicable covenants.

## Commitments

We lease certain of our facilities and equipment under various agreements for periods through the year 2009. The following table shows future minimum payments required under these leases that have initial or remaining non-cancelable lease terms in excess of one year as of September 28, 2002. The current year increase was due primarily to agreements assumed with the Anchor acquisition. Certain of the facility leases provide that we pay utilities, maintenance, property taxes, and certain other operating expenses applicable to the leased property, including liability and property damage insurance. For certain leased properties that we no longer use, we have accrued for payments, net of anticipated sublease receipts. The cost and accumulated depreciation of equipment under capital leases totaled $11.3 million and $2.9 million as of September 28, 2002. At September 29, 2001 we had no equipment under capital lease.

| Fiscal Year | Continuing Operating Leases | Discontinued Operating Leases | Capital Leases | Total |
|---|---|---|---|---|
| *(Amounts in thousands)* | | | | |
| 2003 | $11,143 | $11,017 | $5,995 | $ 28,155 |
| 2004 | 8,700 | 10,598 | 2,248 | 21,546 |
| 2005 | 5,546 | 8,798 | – | 14,344 |
| 2006 | 3,356 | 8,770 | – | 12,126 |
| 2007 | 1,196 | 8,770 | – | 9,966 |
| 2008 and after | 779 | 32,803 | – | 33,582 |
| Total minimum payments | $30,720 | $80,756 | 8,243 | $119,719 |
| Less amount representing interest | | | (350) | |
| Capital lease obligation | | | 7,893 | |
| Less current portion | | | (5,645) | |
| Long-term capital lease obligations | | | $2,248 | |

Our total rental expense in continuing operations was approximately $11.0 million for fiscal 2002, $7.5 million for fiscal 2001, and $5.9 million for fiscal 2000. Rental expense in discontinued operations was $15.0 million for fiscal 2002.

## Jackpot Liabilities

IGT receives a percentage of the amounts wagered or fees for machine rental and service from the linked WAP systems to fund the related jackpot payments. Winners may elect to receive a single payment of the discounted value of the jackpot won or equal annual installments paid over 20 to 26 years without interest.

The following schedule sets forth the future gross payments due to jackpot winners under WAP systems at September 28, 2002:

| Fiscal Year | Payments |
|---|---|
| *(Amounts in thousands)* | |
| 2003 | $ 55,949 |
| 2004 | 39,774 |
| 2005 | 39,774 |
| 2006 | 39,774 |
| 2007 | 39,774 |
| 2008 and after | 375,405 |
| | $590,450 |

Jackpot liabilities include discounted payments due to winners for jackpots previously won, as well as amounts accrued for the cost of funding jackpots not yet won that are contractual obligations of IGT. Jackpot liabilities consist of the following as of:

| | September 2002 | September 2001 |
|---|---|---|
| *(Amounts in thousands)* | | |
| Gross payments due to jackpot winners | $590,450 | $412,455 |
| Unamortized discount on payments to jackpot winners | (200,804) | (144,944) |
| Accrual for jackpots not yet won | 158,018 | 76,055 |
| Total jackpot liabilities | 547,664 | 343,566 |
| Less current portion | (167,097) | (85,109) |
| Long-term jackpot liabilities | $380,567 | $258,457 |

We amortize the discounts on the jackpot liabilities to interest expense. We recorded interest expense on jackpot liabilities totaling $21.7 million in fiscal 2002, $17.1 million in fiscal 2001, and $17.3 million in fiscal 2000. We were required to maintain cash and investments relating to systems liabilities totaling $90.4 million at September 28, 2002 and $42.2 million at September 29, 2001.

## Financial Instruments

The carrying amounts reflected in our consolidated balance sheets for cash, cash equivalents and other notes payable approximate their respective fair values. The fair value of investment securities, investments to fund jackpot liabilities, jackpot liabilities, Senior Notes and foreign currency contracts are based on quoted market prices. We estimated the fair value of our notes and contracts receivable by discounting the expected future cash flows. With the adoption of SFAS 133 in fiscal 2001, all foreign currency derivatives are now recorded at fair value on the balance sheet. The following table presents the carrying amount and estimated fair value of our financial instruments as of:

| | September 2002 | | September 2001 | |
|---|---|---|---|---|
| | Carrying Amount | Estimated Fair Value | Carrying Amount | Estimated Fair Value |
| *(Amounts in thousands)* | | | | |
| **Assets** | | | | |
| Cash and cash equivalents | $423,694 | $ 423,694 | $ 364,234 | $ 364,234 |
| Investment securities | 13,493 | 13,493 | 13,085 | 13,085 |
| Notes and contracts receivable | 199,636 | 181,677 | 153,583 | 139,456 |
| Investments to fund jackpot payments | 369,734 | 432,127 | 262,955 | 292,652 |
| **Liabilities** | | | | |
| Jackpot liabilities | 547,664 | 610,050 | 343,566 | 373,264 |
| Notes payable obligations | 979,894 | 1,052,088 | 989,765 | 1,009,034 |

*Foreign Currency Management*

At September 28, 2002, we had net foreign currency exposure of $28.9 million related to our monetary assets and liabilities denominated in non-functional foreign currency and $54.9 million for a firm sales commitment denominated in Canadian dollars. These exposures were hedged with $86.5 million in forward currency contracts. The hedge for the firm commitment was designated as a fair value hedge under SFAS 133 and in fiscal 2002 the amount of the hedge ineffectiveness was not material. At September 29, 2001, we had net foreign currency exposure of $44.6 million related to our monetary assets and liabilites denominated in non-functional foreign currency, hedged with $40.5 million in forward contracts. We had no firm commitment hedges in fiscal 2001.

*Interest Rate Management*

During October 2001, Anchor entered into an interest rate swap agreement designated as a fair value hedge on a portion of their fixed rate debt. Under the terms of this agreement, we made payments based on a specific spread over six-month LIBOR and received payments equal to the interest rate on the fixed rate debt. In July 2002, upon completion of our cash tender to repurchase Anchor's outstanding 9.875% fixed rate Senior Subordinated Notes due 2008, the interest rate swap agreement was terminated.

*Off-Balance Sheet Instruments*

In the normal course of business, we are a party to financial instruments with off-balance sheet risk such as performance bonds and other guarantees, which are not reflected in our balance sheet. We do not expect any material losses to result from these off-balance sheet instruments and we are not dependent on off-balance sheet financing arrangements to fund our operations.

We had performance bonds outstanding that related to our operation of several lottery systems and a gaming machine route, totaling $77.1 million at September 28, 2002 and $2.1 million at September 29, 2001. The amount outstanding at September 28, 2002 included $75.0 million related to lottery systems acquired with Anchor. We are liable to reimburse the bond issuer in the event the bond is exercised as a result of our non-performance. We had outstanding letters of credit, issued under our line of credit (see Note 9), totaling $8.2 million at September 28, 2002 and $6.6 million at September 29, 2001, which were issued to insure payment by IGT to certain vendors and governmental agencies.

Our linked progressive systems in Iowa and New Jersey are administered by trusts consisting of participating casino members. We have agreed to loan to these trusts, upon request, and subject to certain limitations, amounts necessary to meet substantially all obligations of the trusts. Trust assets and liabilities are primarily related to jackpot liabilities and the cash and investments (principally US government securities) used to fund those jackpot liabilities. At September 28, 2002, trust assets were greater than liabilities to third parties and we had no trust loans outstanding.

## Earnings Per Share

The following table shows the reconciliation of basic and diluted earnings per share (EPS) for income from continuing operations for the years ended:

| | September 2002 | September 2001 | September 2000 |
|---|---|---|---|
| *(Amounts in thousands, except per share amounts)* | | | |
| Income from continuing operations | $276,718 | $213,935 | $156,792 |
| Weighted average common shares outstanding | 84,593 | 73,851 | 76,586 |
| Dilutive effect of stock options outstanding | 1,456 | 2,674 | 1,643 |
| Weighted average common and potential shares outstanding | 86,049 | 76,525 | 78,229 |
| Basic earnings per share | $3.28 | $2.90 | $2.05 |
| Diluted earnings per share | $3.21 | $2.80 | $2.00 |
| Number of common shares excluded from diluted EPS because option exercise price was greater than average market price | 1,512 | 91 | 358 |

### *Stock Repurchase Plan*

Our Board of Directors authorized IGT's stock repurchase plan in 1990. As of November 5, 2002, the remaining share repurchase authorization, as amended, totaled 4.7 million additional shares. During fiscal 2002, we repurchased 3.6 million shares for an aggregate price of $214.0 million. During fiscal 2001, we repurchased 2.5 million shares for an aggregate price of $100.7 million. During fiscal 2000, we repurchased 15.7 million shares for an aggregate price of $318.5 million, including 11.0 million shares repurchased pursuant to an issuer-tender offer at $21 per share.

## Contingencies

### Litigation

IGT has been named in and has brought lawsuits in the normal course of business. We do not expect the outcome of these suits, including the lawsuits described below, to have a material adverse effect on our financial position or results of future operations.

*Acres*

In February 1999, the JV and Anchor filed an action in US District Court, District of Nevada against Acres Gaming, Inc. (Acres). The complaint alleges, among other things, infringement of certain secondary event patents owned by Anchor and licensed to the JV. In April 1999, Acres responded by filing an answer and counterclaim against the JV and Anchor. In addition, in April 1999, Acres filed an action in Oregon state circuit court against the JV and Anchor alleging wrongful use of Acres' intellectual property. The Oregon state circuit court action has been removed to the US District Court, District of Oregon, and has been stayed pending the outcome of the Nevada actions. Motions for summary judgment have been filed by the parties.

*Aristocrat*

In December 2001, IGT filed a complaint for patent infringement for six US patents, misappropriation of trade secrets and breach of contract against Aristocrat Leisure Limited (ALL), an Australian corporation, and two wholly-owned US subsidiaries, Aristocrat Technologies, Inc. (ATI) and Casino Data Systems (CDS) in the US District Court for the District of Nevada (Aristocrat Lawsuit I). In January 2002, ALL, ATI, CDS and Aristocrat Technologies Australia Pty Ltd., a wholly-owned Australian subsidiary of ALL, filed a complaint for patent infringement of four US patents against IGT and for a declaratory judgment that the subject matter of Aristocrat Lawsuit I be decided in their favor in the US District Court for the District of Nevada (Aristocrat Lawsuit II). In February 2002, IGT filed an amended complaint in Aristocrat Lawsuit I naming all the Aristocrat parties from Aristocrat Lawsuit II as defendants, incorporating all the subject matter previously involved in Aristocrat Lawsuit I and Aristocrat Lawsuit II, and including additional claims for trademark infringement and trademark counterfeiting against all the Aristocrat parties. The court has granted IGT's motion to consolidate the Aristocrat Lawsuit I and the Aristocrat Lawsuit II, so that all the pending issues between IGT and the Aristocrat parties may be resolved in a single lawsuit.

*Bally*

On November 4, 2002, Bally Gaming, Inc. filed a complaint (U.S. District Court, D. NV, Southern Division, CVS-02-1448) against IGT and Anchor for declaratory relief seeking a non-monetary judgment that Bally has not infringed certain patents owned by IGT or Anchor (U.S. Patent Nos.: 5,823,874; 5,848,932; 5,788,573; 6,162,121; 6,168,520 B1; 5,885,158; 5,643,086; 6,135,884; and 6,315,666 B1).

*Collins*

In 1994, a lawsuit was filed in South Carolina against IGT by Collins Music Co. (Collins), a distributor for IGT in South Carolina. In the action Collins alleged that IGT agreed, but subsequently failed, to renew a Distributorship Agreement with Collins. Collins also alleged that equipment sold to it was not the latest IGT product available to the marketplace. IGT counterclaimed for the unpaid invoices for machines delivered to Collins, for violations of the South Carolina Unfair Trade Practices Act, for breach of the Distributorship Agreement accompanied by fraudulent acts and denied all the other allegations. The jury trial in this matter began on

July 23, 2001. On August 2, 2001, the jury found that IGT breached its agreement with Collins and awarded Collins $15.0 million in compensatory damages. IGT filed motions for post-trial relief that were denied by the trial court. IGT timely filed its Notice of Appeal. On May 20, 2002, Collins filed a Motion to Dismiss the IGT appeal. Oral argument on the motion was held on August 7, 2002 and on September 4, 2002, it was granted by a three judge panel of the Court. IGT timely filed a Petition for Rehearing *en banc*. Rather than consider the Petition, the South Carolina Court of Appeals requested that the South Carolina Supreme Court take the case on certification. Further proceedings on all issues are now pending before the South Carolina Supreme Court. In September 2002, we accrued $17.1 million related to this case, including interest of $2.1 million.

*GTECH*

In February 1999, GTECH Holdings Corporation filed a complaint for declaratory judgment, injunction, and violation of the Public Records Law against the State of Florida, Department of Lottery (Florida Lottery) and Automated Wagering International (AWI), Anchor's online lottery subsidiary recently renamed to IGT Online Entertainment Systems, in the Circuit Court, Second Judicial Circuit, in Leon County, Florida. The complaint requests the Circuit Court to declare the contract between AWI and the Florida Lottery void in the event the First District Court of Appeals of Florida upholds the Florida Lottery's decision to award the online lottery services contract to AWI. On July 22, 1999, the First District Court of Appeals affirmed the Florida Lottery's award of the contract to AWI. In March 1999, AWI and the Florida Lottery executed an amended contract.

On January 28, 2000, the Florida Circuit Court determined that the amended contract materially differed from the Request for Proposal and declared the amended contract null and void. The Florida Lottery appealed on February 2, 2000, affecting an automatic stay of the Circuit Court's order. AWI appealed on February 10, 2000. On February 28, 2001, the Florida First District Court of Appeals affirmed the order of the Circuit Court. Both AWI and the Florida Lottery petitioned the Court of Appeals for a rehearing or certification of questions to the Florida Supreme Court. On July 17, 2001, the Court of Appeals granted these motions. Both AWI and the Florida Lottery petitioned the Florida Supreme Court to consider the questions certified by the Court of Appeals and also to stay enforcement of the Order of the Circuit Court. On June 6, 2002, the Florida Supreme Court issued an order dismissing the appeals of AWI and the Florida Lottery. Both parties immediately began operating under an Emergency Agreement executed between AWI and the Florida Lottery effective February 2000.

AWI, the Florida Lottery and GTECH began settlement discussions and in July 2002, the parties entered into a settlement agreement, which provides for dismissal of the lawsuit. It further provides that AWI and the Florida Lottery will continue to operate the lottery under the Emergency Agreement through December 31, 2004, which is the term of the original agreement executed by AWI and the Florida Lottery in 1999. The Florida Lottery agreed to commence the procurement process for a new online system not later than the first quarter of 2003 with the new system to be implemented by January 1, 2005.

*Kraft*

On July 18, 2001, an individual, Mary Kraft, filed a complaint in the Wayne County Circuit Court in Detroit, Michigan, against IGT, Anchor and the three operators of casinos in Detroit, Michigan. IGT was never served with the complaint and was voluntarily dismissed from the litigation on July 27, 2001. On September 26, 2001, IGT filed a motion to intervene as a party defendant, which was granted on October 26, 2001. The plaintiff claimed the bonus wheel feature of the *Wheel of Fortune®* and *I Dream of Jeannie™* slot machines, which are manufactured, designed and programmed by IGT and/or Anchor, are deceptive and misleading. Specifically, plaintiff alleged that the bonus wheels on these games do not randomly land on a given dollar amount but are programmed to provide a predetermined frequency of payouts. The complaint alleged violations of the Michigan Consumer Protection Act, common law fraud and unjust enrichment and asked for unspecified compensatory and punitive damages, disgorgement of profits, injunctive and other equitable relief, and costs and attorney's fees. The Michigan Gaming Control Board, the administrative agency responsible for regulating the Detroit casinos, approved the machines and their programs for use. On December 10, 2001, IGT and Anchor filed their Motion for Summary Disposition. On April 26, 2002, the Court granted Summary Disposition and dismissed Plaintiff's complaint. On May 15, 2002, Plaintiff filed an appeal with the Michigan Court of Appeals.

### *Poulos*

Along with a number of other public gaming corporations, IGT is a defendant in three class action lawsuits: one filed in the US District Court of Nevada, Southern Division, entitled *Larry Schreier v. Caesars World, Inc., et al*, and two filed in the US District Court of Florida, Orlando Division, entitled *Poulos v. Caesars World, Inc., et al.* and *Ahern v. Caesars World, Inc., et al.*, which have been consolidated into a single action. The Court granted the defendants' motion to transfer venue of the consolidated action to Las Vegas. The actions allege that the defendants have engaged in fraudulent and misleading conduct by inducing people to play video poker machines and electronic slot machines, based on false beliefs concerning how the machines operate and the extent to which there is an opportunity to win on a given play. The amended complaint alleges that the defendants' acts constitute violations of the Racketeer Influenced and Corrupt Organizations Act, and also give rise to claims for common law fraud and unjust enrichment, and seeks compensatory, special, incidental and punitive damages of several billion dollars. In December 1997, the Court denied the motions that would have dismissed the Consolidated Amended Complaint or that would have stayed the action pending Nevada gaming regulatory action. The defendants filed their consolidated answer to the Consolidated Amended Complaint on February 11, 1998. On November 15, 2001, the Court heard oral arguments regarding the issue of certification of the plaintiff class. On March 27, 2002, the Court directed that certain merits discovery could proceed. On June 21, 2002, the Court denied the plaintiffs' motion for class certification. An appeal of that denial was filed timely with the US Court of Appeals for the Ninth Circuit. The appellants' (class plaintiffs) opening brief on appeal must be filed on or before January 31, 2003.

### *WMS*

Under a resolution of matters reached in December 1999, all previously initiated lawsuits involving the infringement of our Telnaes patent by WMS Gaming, Inc. (WMS) were dismissed. WMS agreed to refrain from making, using, selling or offering for sale any machine that infringes the Telnaes patent until February 24, 2002 when the Telnaes patent expires. IGT received $27.0 million in the settlement that was included in other income in fiscal 2000, as well as $1.7 million in fees related to certain WMS operations previously conducted under license from IGT.

### Environmental Matters

Colorado Central Station Casino (CCSC), one of our discontinued casino operations, is located in an area that has been designated by the Environmental Protection Agency (EPA) as a superfund site on the National Priorities List, known as the Central City-Clear Creek Superfund Site

(Site) as a result of contamination from historic mining activity in the area. The EPA is entitled to proceed against owners and operators of properties located within the Site for remediation and response costs associated with their properties and with the entire Site. CCSC is located within the drainage basin of North Clear Creek and is therefore subjected to potentially contaminated surface and ground water from upstream mining related sources. Soil and ground water samples on the Site indicate that several contaminants exist in concentrations exceeding drinking water standards. Records relating to historical uses of the Site are uncertain as to whether mining actually occurred below the casino's property. Records do indicate that an ore loading dock for a railroad depot was once located on an adjacent property, and railroad tracks were present on CCSC's property. CCSC applied the guidance in Statement of Position 96-1 "Environmental Remediation Liabilities" and determined that a liability has not been incurred.

## Income Taxes

SFAS 109 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) operating loss and tax credit carryforwards. We determine the net current and non-current deferred tax assets or liabilities separately for federal, state, and foreign jurisdictions.

The effective income tax rates differ from the statutory US federal income tax rates as follows for the years ended:

| | September 2002 | | September 2001 | | September 2000 | |
|---|---|---|---|---|---|---|
| *(Amounts in thousands)* | Amount | Rate | Amount | Rate | Amount | Rate |
| Taxes at federal statutory rate | $155,460 | 35.0% | $118,815 | 35.0% | $85,745 | 35.0% |
| Foreign subsidiaries tax, net | 3,151 | 0.7 | 3,615 | 1.1 | 2,410 | 0.9 |
| State income tax, net | 10,105 | 2.3 | 5,307 | 1.5 | 5,109 | 2.3 |
| R&D credits | (1,116) | (0.2) | (3,167) | (0.9) | (750) | (0.3) |
| Valuation allowance, foreign subsidiaries | – | – | 2,769 | 0.8 | 2,063 | 0.7 |
| Adjustment to estimated income tax accruals | – | – | – | – | (3,010) | (1.2) |
| Other, net | (147) | (0.1) | (1,802) | (0.5) | (3,372) | (1.4) |
| Provision for income taxes | $167,453 | 37.7% | $125,537 | 37.0% | $88,195 | 36.0% |

Components of our provision for income taxes were as follows for the years ended:

| *(Amounts in thousands)* | September 2002 | September 2001 | September 2000 |
|---|---|---|---|
| **Current** | | | |
| Federal | $176,872 | $127,611 | $80,893 |
| State | 12,316 | 8,652 | 5,645 |
| Foreign | 4,744 | 4,698 | 4,478 |
| Total current | 193,932 | 140,961 | 91,016 |
| **Deferred** | | | |
| Federal | (22,275) | (14,162) | (2,270) |
| State | (4,307) | (1,631) | 222 |
| Foreign | 103 | 369 | (773) |
| Total deferred | (26,479) | (15,424) | (2,821) |
| **Provision for income taxes** | $167,453 | $125,537 | $88,195 |

Significant components of our deferred tax assets and liabilities are detailed in the table below. Our valuation allowance relates to uncertainty regarding realization of deferred tax assets in IGT-Australia and IGT-Japan.

| *(Amounts in thousands)* | September 2002 | September 2001 |
|---|---|---|
| **Current deferred tax assets** | | |
| Reserves not currently deductible | $ 27,674 | $ 20,267 |
| Unrealized loss on currency translation adjustments | 2,841 | 5,408 |
| Other | 509 | 4,378 |
| | 31,024 | 30,053 |
| **Current deferred tax liabilities** | | |
| Acquired assets held for sale | (27,513) | – |
| **Net current deferred tax asset** | $ 3,511 | $ 30,053 |
| **Non-current deferred tax assets** | | |
| Jackpot payment timing difference | $137,009 | $ 95,639 |
| Foreign subsidiaries | 15,229 | 11,182 |
| State income taxes | 15,430 | 6,563 |
| Goodwill and intangibles | 25,976 | 25,766 |
| Net operating loss carryforwards | 11,722 | 9,801 |
| Other | – | 2,276 |
| | 205,366 | 151,227 |
| **Non-current deferred tax liabilities** | | |
| Difference between book and tax basis of property | (20,970) | (4,950) |
| Intangibles acquired | (84,617) | – |
| Other | (1,634) | (1,650) |
| Valuation allowance | (15,229) | (10,899) |
| | (122,450) | (17,499) |
| **Net non-current deferred tax assets** | $ 82,916 | $133,728 |
| **Net deferred tax assets** | $ 86,427 | $ 163,781 |

## Other Comprehensive Income (Loss)

The components of IGT's other comprehensive income (loss) are as follows:

| *(Amounts in thousands)* | Before-Tax Amount | Tax (Expense) or Benefit | Net-of-Tax Amount |
|---|---|---|---|
| **Year ended September 28, 2002** | | | |
| Unrealized holding gains (losses) | $ 1,289 | $ (451) | $ 838 |
| Reclassification adjustment to net income | 15 | (5) | 10 |
| Net unrealized gains (losses) | 1,304 | (456) | 848 |
| Foreign currency translation adjustments | 5,528 | (1,935) | 3,593 |
| **Other comprehensive income (loss)** | $ 6,832 | $ (2,391) | $4,441 |
| **Year ended September 29, 2001** | | | |
| Unrealized holding gains (losses) | $ (205) | $ 72 | $ (133) |
| Reclassification adjustment to net income | (438) | 153 | (285) |
| Net unrealized gains (losses) | (643) | 225 | (418) |
| Foreign currency translation adjustments | 520 | (182) | 338 |
| **Other comprehensive income (loss)** | $ (123) | $ 43 | $ (80) |
| **Year ended September 30, 2000** | | | |
| Unrealized holding gains (losses) | $ 1,651 | $ (578) | $1,073 |
| Reclassification adjustment to net income | (1,038) | 364 | (674) |
| Net unrealized gains (losses) | 613 | (214) | 399 |
| Foreign currency translation adjustments | (1,900) | 665 | (1,235) |
| **Other comprehensive income (loss)** | $ (1,287) | $ 451 | $ (836) |

The components of our accumulated other comprehensive loss are as follows:

| *(Amounts in thousands)* | Unrealized Gains (Losses) on Securities | Foreign Currency Translation | Accumulated Other Comprehensive Loss |
|---|---|---|---|
| **Balance at September 30, 2000** | $ (607) | $ (9,206) | $ (9,813) |
| Annual net change | (418) | 338 | (80) |
| **Balance at September 29, 2001** | (1,025) | (8,868) | (9,893) |
| Annual net change | 848 | 3,593 | 4,441 |
| **Balance at September 28, 2002** | $ (177) | $ (5,275) | $ (5,452) |

## Employee Benefit Plans

We have established a variety of employee benefit programs to attract, retain and motivate our employees.

### Employee Incentive Plans

Our profit sharing and 401(k) plan was adopted for IGT employees working in the US. IGT matches 100% of an employee's contributions up to $750 per year. Participants immediately vest in their contributions and IGT's matching contributions. Additionally, we contribute a portion of our profits to eligible employees, which vest over a seven year period. Cash sharing is distributed semi-annually to all eligible employees and management bonuses are paid annually to selected employees.

Our non-qualified deferred compensation plan, implemented in September 1999, provides an unfunded incentive compensation arrangement for eligible management and highly compensated employees. Participants may elect to defer up to 50% of their annual earnings with a minimum deferral of $2,000. Distributions can be paid out as short-term payments or at retirement. Retirement benefits can be paid out as a lump sum or in annual installments over a term of up to 15 years.

Total annual contributions from operating profits for these plans totaled $64.7 million in fiscal 2002, $59.8 million in fiscal 2001, and $38.6 million in fiscal 2000.

### Stock Based Compensation Plans

#### *Employee Stock Purchase Plan*

We maintain a Qualified Employee Stock Purchase Plan (ESPP) under which each eligible employee may be granted an option to purchase shares of IGT's common stock. The term of each option is 12 months and the exercise date is the last day of the option period. Employees who have completed 90 days of service prior to the beginning of the plan year are eligible. Employees who are 5% or more shareholders and employees of certain subsidiaries are excluded. Employees may participate in this plan through payroll deductions up to a maximum of 10% of their base pay. The option price is equal to 85% of the market value of the common stock on the date of grant or on the date of exercise, which ever is less. An aggregate of 2.4 million shares have been authorized under our ESPP plan, of which 275,604 shares remain available for future grants as of September 28, 2002. Based on payroll contributions through September 2002, we expect to issue approximately 69,000 shares at $57.46 per share in fiscal 2003.

In January 1999, we made 300,000 shares of common stock available under the Barcrest Savings Related Share Option Scheme (ShareSave). Eligible employees may enroll in ShareSave each year and must elect to vest over three, five, or seven years. The option price is equal to 80% of the fair market value of the common stock on the date of grant. Employees may contribute up to £3,000 (approximately $4,700) annually. At September 28, 2002 there were 207,974 shares available for grant under this plan. Based on enrollment through September 2002, we expect to issue approximately 17,800 shares in fiscal 2003.

#### *Stock Incentive Plan*

Under the Amended and Restated International Game Technology 2002 Stock Incentive Plan (SIP), our eligible employees and non-employee directors may be granted non-qualified and incentive options to purchase shares of common stock, stock appreciation rights, restricted stock awards, or performance share awards and stock bonuses.

An employee option grant typically vests ratably over five years and allows the option holder to purchase stock over specified periods of time, generally 10 years from the date of grant, at a fixed price equal to the market value at the date of grant. At the date of acquisition, all outstanding stock options under Anchor's stock option plans were converted into options for IGT's common stock at the same terms and conditions as originally granted. Approximately 1.6 million converted options vested upon acquisition and 624,000 converted options required services subsequent to the acquisition in order to vest. The fair value of all converted options were included in the purchase price allocation and we recorded $14.0 million in deferred compensation related to the unvested converted options to be amortized over the remaining service period of approximately 3 years. No options for additional shares may be granted under Anchor plans and any options cancelled under the Anchor plans may not be reissued.

As of August 2001, all restricted stock awards previously issued during fiscal 1997 and 1999 were fully vested. Non-cash compensation for restricted stock awards, option modifications, and deferred compensation related to Anchor's converted options totaled $3.3 million in fiscal 2002, $1.3 million in fiscal 2001, and $1.2 million in fiscal 2000.

A summary of SIP activity for the last three years is presented below:

| | Number of Option Shares Outstanding | Weighted Average Exercise Price (per share) | Shares Available for Grant |
|---|---|---|---|
| **Outstanding at October 2, 1999** | 5,617,669 | $16.43 | 3,500,000 |
| Granted options | 456,208 | 21.98 | (456,208) |
| Restricted stock awards | – | .01 | (50,000) |
| Forfeited or expired | (236,767) | 19.99 | 236,767 |
| Exercised | (718,485) | 15.76 | – |
| **Outstanding at September 30, 2000** | 5,118,625 | 16.85 | 3,230,559 |
| Granted options | 2,431,000 | 46.14 | (2,431,000) |
| Forfeited or expired | (65,141) | 23.12 | 65,141 |
| Exercised | (2,751,575) | 16.08 | – |
| **Outstanding at September 29, 2001** | 4,732,909 | 32.27 | 864,700 |
| Additional shares authorized | – | – | 4,900,000 |
| Granted options | 1,627,700 | 66.31 | (1,627,700) |
| Anchor acquisition | 2,212,583 | 27.99 | – |
| Forfeited or expired | (67,270) | 34.54 | 67,270 |
| Expired | – | – | (204,270) |
| Exercised | (2,541,669) | 27.29 | – |
| **Outstanding at September 28, 2002** | 5,964,253 | $42.11 | 4,000,000 |
| **Options exercisable at:** | | | |
| September 28, 2002 | 1,533,775 | $25.40 | |
| September 29, 2001 | 1,365,361 | 16.00 | |
| September 30, 2000 | 3,341,790 | 15.44 | |

The following table summarizes information for stock options outstanding and exercisable at September 28, 2002, assessing the number and timing of shares that may be issued and the cash that may be received as a result of options exercised:

| | Outstanding | | | Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Number Outstanding | Weighted Average Remaining Contractual Life | Weighted Average Exercise Price | Number Exercisable | Weighted Average Exercise Price |
| $ 6.0000 – $23.0000 | 1,603,099 | 4.76 | $16.27 | 952,088 | $15.35 |
| 23.1875 – 45.0000 | 1,395,154 | 7.06 | 37.92 | 359,037 | 37.81 |
| 45.1250 – 46.4500 | 1,202,100 | 8.48 | 46.44 | 181,200 | 46.44 |
| 46.6250 – 70.0900 | 1,763,900 | 9.22 | 65.94 | 41,450 | 56.22 |
| $ 6.0000 – $70.0900 | 5,964,253 | 7.37 | $42.11 | 1,533,775 | $25.40 |

The following table summarizes equity compensation plans approved by shareholders and equity compensation plans that were not approved by the shareholders as of September 28, 2002:

| Plan category | Number of securities to be issued upon exercise of outstanding options, warrants, and rights | Weighted average exercised price of outstanding options, warrants and rights | Number of securities remaining available for future issuance under equity compensation plans |
|---|---|---|---|
| Equity compensation plans approved by shareholders [1] | 5,964,253 | $42.11 | 4,275,604 |
| Equity compensation plans not approved by shareholders [2] | 62,608 | 38.00 | 207,974 |
| Total | 6,026,861 | $42.07 | 4,483,578 |

[1] Includes the Amended and Restated International Game Technology 2002 Stock Incentive Plan and 275,604 shares under the 1987 Qualified Employee Stock Purchase Plan.

[2] In January 1999, we made 300,000 shares of our common stock available under the Barcrest Savings Related Share Option Scheme (ShareSave). ShareSave is a broad-based employee stock purchase program available to certain of our employees in the UK. ShareSave was designed to satisfy certain tax requirements under applicable UK tax law. ShareSave is generally intended to replicate for our UK employees the same incentives that are made available to our US employees through our Employee Stock Purchase Plan. Stockholder approval for ShareSave was not required.

Eligible employees may enroll in ShareSave each year and must elect to vest over three, five, or seven years. The option price is equal to 80% of the fair market value of the common stock on the date of grant. Employees may contribute up to £3,000 (approximately $4,700) annually for the purchase of stock under ShareSave. At September 28, 2002, shares totaling 92,026 had been issued under this plan, 62,608 shares were outstanding ShareSave options, and 207,974 shares remained available for future ShareSave option grants.

# Notes to Consolidated Financial Statements

### *Pro forma Stock Based Compensation Expense*

On October 1, 1996, we adopted SFAS 123, Accounting for Stock Based Compensation, which establishes a fair value based method of accounting for stock compensation plans with employees and others. As permitted by SFAS 123, we continue to account for stock based compensation plans in accordance with APB 25, which determines the compensation cost of stock options issued for non-variable plans such as ours as the difference between the quoted market value at the measurement date and the amount, if any, required to be paid by employees. Our stock based compensation plans are predominantly non-compensatory plans where the option price is equal to or greater than the price the stock would be in an offer to all shareholders and therefore, no compensation cost is recorded. Compensation cost is incurred, however, when the terms of an outstanding option are modified, or converted in an acquisition and a portion of the purchase price is allocated to the unvested options.

We have provided the following pro forma financial information reflecting the difference between compensation cost charged to operations pursuant to APB 25 and compensation cost that would have been charged to operations had SFAS 123 fair value based methods been applied using a Black-Scholes option pricing model. This valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. Option valuation models require the input of highly subjective assumptions. IGT's employee stock based compensation has characteristics significantly different from those of traded options, and changes in the subjective input assumptions can materially affect the fair value estimate. In our opinion, the existing models do not necessarily provide a reliable single measure of the fair value of our employee stock based compensation.

| | Years ended | | |
|---|---|---|---|
| | September 2002 | September 2001 | September 2000 |
| *(Amounts in thousands, except earnings per share and assumptions)* | | | |
| Net income | | | |
| As reported | $271,165 | $213,935 | $156,792 |
| Pro forma | 254,690 | 204,415 | 153,395 |
| Basic earnings per share | | | |
| As reported | $ 3.21 | $ 2.90 | $ 2.05 |
| Pro forma | 3.01 | 2.77 | 2.00 |
| Diluted earnings per share | | | |
| As reported | $ 3.15 | $ 2.80 | $ 2.00 |
| Pro forma | 2.96 | 2.67 | 1.96 |
| Weighted average fair value of options granted during the year | $ 22.29 | $ 16.74 | $ 10.06 |
| Weighted average assumptions: | | | |
| Interest rates | 2.98% | 4.30% | 6.50% |
| Dividend yields | – | – | – |
| Volatility factors of the expected market price of common stock | .42 | .41 | .43 |
| Weighted average expected life of stock options (years) | 3.51 | 3.85 | 4.81 |
| Expected life of employee stock purchase (years) | 1.00 | 1.00 | 1.00 |

## Related Party Transactions

### Joint Ventures

We operate certain proprietary games and gaming related equipment under joint venture agreements with various gaming or gaming related companies. Subsequent to the Anchor acquisition, we consolidated our largest joint venture. As of September 28, 2002, we had only one active joint venture of this nature that remained unconsolidated.

*We recorded the following transactions with unconsolidated joint ventures as of and for the years ended:*

| | September 2002 | September 2001 | September 2000 |
|---|---|---|---|
| *(Amounts in thousands)* | | | |
| Net earnings of unconsolidated affiliates | $32,470 | $142,630 | $105,991 |
| Asset and expense transfers | 9,109 | 40,359 | 46,516 |
| Capital contributions | 1,040 | 420 | – |
| Accounts receivable (payable), net | 67 | (139) | 5,007 |
| Largest amount receivable during the year | 5,584 | 16,345 | 9,615 |

Financial information for the JV is summarized below as of and for the periods ended prior to consolidation in conjunction with the Anchor acquisition.

| | Three Months Ended | Years ended | |
|---|---|---|---|
| | December 2001 | September 2001 | September 2000 |
| *(Amounts in thousands)* | | | |
| Revenues | $127,071 | $504,321 | $375,379 |
| Costs and expenses | 60,123 | 225,459 | 168,716 |
| Operating income | 66,948 | 278,862 | 206,663 |
| Net income | 67,728 | 283,425 | 211,932 |
| | | | |
| Current assets | $174,007 | $173,499 | $143,461 |
| Non-current assets | 129,366 | 127,282 | 109,603 |
| Total assets | $303,373 | $300,781 | $253,064 |
| | | | |
| Current liabilities | $ 61,572 | $ 50,127 | $ 30,736 |
| Non-current liabilities | 112,294 | 102,176 | 81,575 |
| Total liabilities | $173,866 | $152,303 | $112,311 |

### Other Related Parties

During fiscal 2002 and 2001, a member of our board was also a partner in a law firm that we retained as outside counsel. During fiscal 2000, a member of our board was also a board member and officer of one of our Nevada gaming customers. In Iowa, our progressive jackpot systems are administered by a trust that we manage from which net profits are transferred to IGT.

We recorded the following transactions with these related parties as of and for the years ended:

| | September 2002 | September 2001 | September 2000 |
|---|---|---|---|
| *(Amounts in thousands)* | | | |
| Revenues | $ 5,082 | $ 6,359 | $ 14,048 |
| Accounts receivable, net of payables | 4,356 | 4,158 | 2,530 |
| Largest net receivable during the year | 5,892 | 4,423 | 5,762 |

## Business Segments

Since the Anchor acquisition and related integration efforts, we have restructured our business segments. We now operate principally in the following three lines of business. The casino operations acquired from Anchor have been reclassified to discontinued operations. See Note 2.

- Product sales encompasses the development, manufacturing, marketing, distribution and sales of computerized gaming products and systems.

- Proprietary gaming includes the development, marketing and placement of WAP systems, stand alone games, and gaming equipment leasing. This segment is comprised of our wholly-owned gaming operations, which includes activities that we perform on behalf of our strategic marketing alliances, as well as our unconsolidated joint venture activities reported as earnings of unconsolidated affiliates. Prior to the Anchor acquisition, the JV activities were accounted for under the equity method and the revenues were reflected net of expenses as earnings of unconsolidated affiliates on the income statements. Subsequent to the acquisition, the JV activities have been consolidated.

- Lottery systems consist of the development, manufacturing, operation and sale of online lottery and pari-mutuel systems.

On a consolidated basis we do not recognize inter-segment revenues or expenses upon the transfer of gaming products between subsidiaries. IGT's segment profit reflects income from continuing operations before tax, including an appropriate allocation of operating expenses, as well as interest income, interest expense and other expenses, net.

The following tables present our business segment information by geographic regions and lines of business as of and for the years ended September 2002, 2001, and 2000. The prior year amounts have been restated to conform to the current year presentation. Our revenues are generated domestically in the US and Canada, and internationally in Australia, Europe, Japan, Latin America, New Zealand and South Africa and the United Kingdom.

| Lines of Business | Product Sales | Proprietary Gaming | Lottery Systems | Corporate | Consolidated |
|---|---|---|---|---|---|
| *(Amounts in thousands)* | | | | | |
| **2002** | | | | | |
| Total revenues | $846,080 | $ 882,432 | $119,056 | $ – | $1,847,568 |
| Earnings of unconsolidated affiliates | – | 32,470 | – | – | 32,470 |
| Segment profit (loss) | 179,825 | 363,295 | 5,539 | (104,488) | 444,171 |
| Interest income | 18,237 | 25,100 | 242 | 7,086 | 50,665 |
| Interest expense | 429 | 21,682 | 857 | 93,911 | 116,879 |
| Depreciation and amortization | 24,554 | 105,919 | 15,628 | – | 146,101 |
| Total assets | 695,446 | 2,004,816 | 94,910 | 520,646 | 3,315,818 |
| Additions to long-lived tangible assets | 2,341 | 80,599 | 4,130 | 23,313 | 110,383 |
| **2001** | | | | | |
| Total revenues | $824,267 | $ 374,942 | $ – | $ – | $1,199,209 |
| Earnings of unconsolidated affiliates | – | 142,630 | – | – | 142,630 |
| Segment profit (loss) | 163,171 | 262,162 | – | (85,861) | 339,472 |
| Interest income | 17,568 | 21,993 | – | 10,258 | 49,819 |
| Interest expense | 126 | 17,123 | – | 84,790 | 102,039 |
| Depreciation and amortization | 17,029 | 46,319 | – | – | 63,348 |
| Total assets | 713,188 | 732,798 | – | 477,453 | 1,923,439 |
| Additions to long-lived tangible assets | 8,560 | 65,457 | – | 23,740 | 97,757 |
| **2000** | | | | | |
| Total revenues | $603,381 | $ 295,023 | $ – | $ – | $ 898,404 |
| Earnings of unconsolidated affiliates | – | 105,991 | – | – | 105,991 |
| Segment profit (loss) | 91,436 | 202,186 | – | (48,635) | 244,987 |
| Interest income | 14,923 | 22,648 | – | 13,406 | 50,977 |
| Interest expense | 140 | 17,301 | – | 84,729 | 102,170 |
| Depreciation and amortization | 17,996 | 36,391 | – | – | 54,387 |
| Total assets | 665,892 | 649,411 | – | 308,413 | 1,623,716 |
| Additions to long-lived tangible assets | 6,670 | 22,464 | – | 10,009 | 39,143 |

| Geographic Regions | Domestic | International | Total |
|---|---|---|---|
| *(Amounts in thousands)* | | | |
| **2002** | | | |
| Unaffiliated customers: | | | |
| Total revenues | $ 1,585,627 | $ 261,941 | $ 1,847,568 |
| Earnings of unconsolidated affiliates | 32,470 | – | 32,470 |
| Inter-company sales | 106,509 | 1,774 | 108,283 |
| Identifiable assets | 1,943,095 | 128,814 | 2,071,909 |
| Additions to long-lived assets | 108,059 | 2,324 | 110,383 |
| **2001** | | | |
| Unaffiliated customers: | | | |
| Total revenues | $ 978,307 | $ 220,902 | $ 1,199,209 |
| Earnings of unconsolidated affiliates | 142,630 | – | 142,630 |
| Inter-company sales | 171,655 | 6,405 | 178,060 |
| Identifiable assets | 1,604,144 | 139,661 | 1,743,805 |
| Additions to long-lived assets | 93,463 | 4,294 | 97,757 |
| **2000** | | | |
| Unaffiliated customers: | | | |
| Total revenues | $ 658,044 | $ 240,360 | $ 898,404 |
| Earnings of unconsolidated affiliates | 105,991 | – | 105,991 |
| Inter-company sales | 87,082 | 8,107 | 95,189 |
| Identifiable assets | 1,324,787 | 155,191 | 1,479,978 |
| Additions to long-lived assets | 33,761 | 5,382 | 39,143 |

| | First Qtr | Second Qtr | Third Qtr | Fourth Qtr |
|---|---|---|---|---|
| *(Amounts in thousands, except per share amount and stock prices)* | | | | |
| **2002** | | | | |
| Total revenues | $301,493 | $500,878 | $522,367 | $522,830 |
| Gross profit | 136,402 | 239,466 | 248,223 | 257,957 |
| Earnings of unconsolidated affiliates | 33,865 | (748) | (345) | (302) |
| Income from operations | 97,790 | 136,222 | 146,671 | 151,749 |
| Net income | 51,790 | 73,900 | 82,628 | 62,847 |
| Diluted earnings per share | $ 0.70 | $ 0.81 | $ 0.91 | $ 0.71 |
| Stock price | | | | |
| High | $ 71.03 | $ 70.09 | $ 64.42 | $ 70.09 |
| Low | $ 41.10 | $ 60.80 | $ 53.75 | $ 49.55 |
| **2001** | | | | |
| Total revenues | $270,429 | $312,745 | $320,134 | $295,901 |
| Gross profit | 121,171 | 136,741 | 137,511 | 139,498 |
| Earnings of unconsolidated affiliates | 31,302 | 34,163 | 38,584 | 38,581 |
| Income from operations | 88,668 | 99,550 | 103,374 | 103,687 |
| Net income | 48,191 | 53,556 | 56,718 | 55,470 |
| Diluted earnings per share | $ 0.64 | $ 0.70 | $ 0.73 | $ 0.73 |
| Stock price | | | | |
| High | $ 48.50 | $ 56.75 | $ 65.31 | $ 64.11 |
| Low | $ 32.81 | $ 43.87 | $ 47.35 | $ 38.90 |
| **2000** | | | | |
| Total revenues | $185,651 | $193,284 | $236,030 | $283,439 |
| Gross profit | 84,140 | 85,140 | 104,288 | 124,280 |
| Earnings of unconsolidated affiliates | 20,866 | 24,769 | 27,640 | 32,716 |
| Income from operations | 49,636 | 54,163 | 72,167 | 91,562 |
| Net income | 42,404 | 24,760 | 37,627 | 52,001 |
| Diluted earnings per share | $ 0.49 | $ 0.33 | $ 0.51 | $ 0.70 |
| Stock price | | | | |
| High | $ 20.63 | $ 22.44 | $ 28.56 | $ 34.50 |
| Low | $ 17.56 | $ 17.44 | $ 20.25 | $ 26.88 |

# Patents, Trademarks, Copyright and Trade Secrets



We believe that our patents, trademarks, copyrights and trade secrets (intellectual property rights) are significant assets. We seek to protect our investment in R&D and the unique and distinctive features of our products and services by perfecting and maintaining our intellectual property rights. IGT has obtained patent rights protection covering many of our products. We have a large number of US and foreign patent applications pending. In 2002, we were issued 41 patents. The subject matter of these patents and patent applications include game designs, bonus and secondary game features, gaming device components, gaming systems, and a variety of other aspects of video and electronic slot machines and associated equipment. Most of IGT's products are sold under trademarks and copyrights that provide product recognition and promote widespread acceptance. IGT creates and licenses trademarks and copyrighted works that are significant to us. The value of IGT's intellectual property assets is enhanced and complemented by the highly favorable associated goodwill.

We are the licensing agent on behalf of MGM-Mirage and Alliance Gaming for five patents related to the TITO technology, which are commonly referred to as the intellectual property package (IPP). To date, we have licensed this IPP to a majority of the major gaming suppliers, including Aristocrat Gaming and WMS Gaming, among others.

Included in this report are the following trademarks, service marks, and/or federally registered trademarks of IGT: Aces and Faces Poker, AVP, Cash King Checkers, Crystal Sevens, Diamond Cinema, Dragon's Gold, Enchanted Unicorn, EZ Pay, EZ Play, Famous Games, Game King, Hot Stuff (we show a picture), IGT Gaming Systems (IGS), iGame, iGame-Plus, Little Green Men, Lucky 7s, Lucky Larry's Lobstermania, Megabucks, MegaJackpots, MegaTest, Money Storm, Ms. Little Green Men, Multi-Denomination, Quartermania, S-Plus, S2000, SAS 6.00, Super Double Double Bonus Poker, Super Wild Sizzling 7, Ten Times Pay Red, White & Blue, The Frog Prince, Triple Double Five Times Pay, Triple Lucky 7's, TV Hits, Vision Series, and Zorba (we show a picture).

Hundred Play Draw Poker, Fast Action Draw Poker, Five Play Draw Poker, Flex Play Poker, Ten Play Draw Poker, Triple Play Draw Poker, and Triple Play Stud Poker are trademarks or registered trademarks of Action Gaming, Inc. Action Gaming multi-hand poker games utilize U.S. Patent Nos. 5,823,873; 6,007,066; 6,098,985; and other patents pending that are licensed from Action Gaming, Inc., and must be operated under separate license agreements with IGT.

We design, manufacture, produce, operate, use, and/or otherwise have permission to exploit certain gaming machines utilizing materials under license from third-party licensors. More specifically, the games which have been mentioned in this report and their related trademark and copyright ownership information are: The Addams Family developed under agreement with Monaco Entertainment Corporation; Jeopardy! is a registered trademark of Jeopardy Productions, Inc.; Wheel of Fortune is a registered trademark of Califon Productions, Inc.; Regis' Cash Club is a game developed in conjunction with Philbin Enterprises; $1,000,000 Pyramid is a trademark of CPT Holdings, Inc.; I Dream of Jeannie is a trademark of CPT Holdings, Inc.; American Bandstand is a trademark of dick clark productions, inc.; Austin Powers is a trademark of New Line Productions, Inc.; The Price Is Right is a trademark of FremantleMedia Operations B V based on the FremantleMedia television programme "The Price Is Right." Licensed by Fremantle Brand Licensing; HARLEY-DAVIDSON® is among the registered trademarks of H-D Michigan Inc.; "Beetle Bailey" © 2002 King Features Syndicate, Inc. TM Hearst Holdings, Inc.; SALE OF THE CENTURY is a trademark of FremantleMedia Operations B V based on the FremantleMedia television program SALE OF THE CENTURY. Licensed by Fremantle Brand Licensing; FAMILY FEUD and related marks are trademarks of FremantleMedia Operations B V based on the FremantleMedia television program FAMILY FEUD. Licensed by Fremantle Brand Licensing; "James Dean" ™ © 2002 James Dean, Inc. licensed by CMG Worldwide James Dean.com; "Marilyn Monroe" ™ © Marilyn Monroe, LLC, licensed by CMG Worldwide Marilyn Monroe.com; "Sinatra" ™ game is an IGT product manufactured in association with Sheffield Enterprises, Inc. and Bristol Productions Limited Partnership; "Magic 8 Ball" © 2002 Mattel, Inc. All Rights Reserved. Magic 8 Ball is a registered trademark owned by Mattel, Inc.; "I LOVE LUCY" and related marks are trademarks of CBS Broadcasting Inc. Images of Lucille Ball & Desi Arnez are licensed by Desilu, too, LLC. Licensing by Unforgettable Licensing; "UNO" © 2002 Mattel, Inc. All Rights Reserved. UNO is a registered trademark owned by Mattel, Inc.; and "Steve McQueen"™ Licensed by Chadwick McQueen and The Terry McQueen Testamentary Trust, Represented by The Roger Richman Agency, Inc., www.stevemcqueen.com. "Elvira" and "Mistress of the Dark" are trademarks of Queen "B" Productions. Rights used by permission. "Elvira's Haunted Hills" is the copyright and trademark of Elvira Movie Company, LLC. Rights used by permission.; "Alien" ™ & © 1979, 2002 Twentieth Century Fox Film Corporation. All Rights Reserved.; "Humphrey Bogart" and "Ingrid Bergman" ™/© 2001 Bogart, Inc. licensed by CMG Worldwide CMGWW.com; "Lifestyles of the Rich and Famous" © 2002 Rysher Entertainment, Inc. All Rights Reserved.; "M*A*S*H" ™ & © 1970, 2002 Twentieth Century Fox Film Corporation. All Rights Reserved.; "Othello" ® & © 2002 J.A.R. Games Co. All Rights Reserved. Licensed by J.A.R. Games Co.; QuikPlay is a trademark of Global Cash Access.; SPAM and related marks are trademarks of Hormel Foods, LLC.; The TABASCO® marks, bottle and label designs are registered trademarks and servicemarks exclusively of and licensed by McIlhenny Co., Avery Island, LA 70513. www.TABASCO.com; "The Beverly Hillbillies" © 2002 CBS Worldwide, Inc. All Rights Reserved.; "Young Frankenstein" TM & © 1974, 2002 Twentieth Century Fox Film Corporation. All Rights Reserved.

We cannot ensure that our intellectual property rights will not be infringed upon or that others will not develop products in violation of our intellectual property rights. Additionally, we cannot guarantee that our pending applications for additional intellectual property rights will be granted.

# Shareholder and Corporate Information

## Annual Meeting

The annual meeting of shareholders will be at 1:30p.m. Monday, March 3, 2003, at our corporate headquarters at 9295 Prototype Drive, Reno, Nevada.

## Company News

Visit www.IGT.com for current stock quotes, Securities and Exchange Commission (SEC) filings, quarterly earnings reports and other company news.

Copies of our annual report and Forms 10-K and 10-Q may be requested by contacting IGT Investor Relations at the Company's address, or by calling (775) IGT-0880.

## Investor Information

Security analysts, portfolio managers and representatives of financial institutions seeking information about IGT should contact IGT Investor Relations at the Company's address, or by calling (775) IGT-0110.

## Shareholder Services

Shareholders of record who have questions regarding address changes, stock transfer, dividends or lost certificates should direct their inquiries to our stock transfer agent and registrar:

The Bank of New York
Investor Relations Department
P.O. Box 11258
Church Street Station
New York, NY 10286
(800) 524-4458

## Stock Listing

IGT's common stock is actively traded on the New York Stock Exchange (NYSE) under the symbol "IGT".

### Quarterly Common Stock NYSE Market Prices

| | 2002 | | 2001 | |
|---|---|---|---|---|
| Quarter | High | Low | High | Low |
| First | $71.03 | $41.10 | $48.50 | $32.81 |
| Second | 70.09 | 60.80 | 56.75 | 43.87 |
| Third | 64.42 | 53.75 | 65.31 | 47.35 |
| Fourth | 70.09 | 49.55 | 64.11 | 38.90 |

### Common Share Data

| | Estimated Number Of Shareholders* | Weighted Average Shares Outstanding |
|---|---|---|
| 2002 | 2,881 | 84,593,000 |
| 2001 | 3,124 | 73,851,000 |
| 2000 | 3,699 | 76,586,000 |
| 1999 | 4,631 | 99,461,000 |
| 1998 | 5,421 | 113,064,000 |

*These estimates include shareholders who own stock registered in their own names.*

## Independent Auditors
Deloitte & Touche LLP
50 West Liberty Street
Suite 900
Reno, Nevada 89501

## Corporate Offices
## International Game Technology
9295 Prototype Drive
Reno, Nevada 89521-8986
P.O. Box 10580
Reno, Nevada 89510-0580
Tel: (775) IGT-7777
Fax: (775) IGT-0719
Internet Address: www.IGT.com

## Sales and Services Offices
### Sales Headquarters – IGT Las Vegas
1085 Palms Airport Drive
Las Vegas, Nevada 89119-3714
Tel: (702) 896-8500
Fax: (702) 896-8686

### Northern Nevada Sales
9295 Prototype Drive
Reno, Nevada 89521-8986
P.O. Box 10580
Reno, Nevada 89510-0580
Tel: (775) IGT-7777
Fax: (775) IGT-2047

For information on sales offices worldwide, please contact our Sales Headquarters – IGT Las Vegas, or visit our web site.

# Board of Directors

## Charles N. Mathewson
Chairman



Charles N. Mathewson, 74, was appointed to our board of directors in 1985 and was named Chairman of the Board in February 1986. In December 1986, Mr. Mathewson was appointed President and Chief Executive Officer and resigned as Chairman of the Board. Mr. Mathewson resumed the position as Chairman of the Board and resigned as President in February 1988, and resigned as Chief Executive Officer in June 1993. In February 1996, he resumed the position of Chief Executive Officer. In December 2000, he resigned as Chief Executive Officer and currently holds the position of Chairman. He received his Bachelor of Finance degree from the University of Southern California in 1953 and graduated from the University of California Management Program in 1960. He served as Senior Executive Vice President and a director of Jefferies & Company, Inc. from 1968 to 1971, Chairman of the Board of Arden Mayfair, Inc. from 1971 to 1974, and Chairman of the Board of Wagenseller & Durst from 1978 to 1979. From 1980 until February 1986, Mr. Mathewson was a general partner of Management Advisors Associates, a partnership engaged in investment and business consulting. He was a member of the board of directors of FelCor Lodging Trust. From 1994 until 2002, Mr. Mathewson served as Chairman of the American Gaming Association, and in December 2002, he was named Chairman Emeritus of that organizaion. Mr. Mathewson is a member of the board of directors of Baron Asset Fund. Mr. Mathewson is a member of the Executive Committee of our board of directors.

## G. Thomas Baker
Director



Mr. Baker, 60, has served on our board of directors since October 2000. Mr. Baker first joined IGT in September 1988 as our Vice President of Finance and Administration and Chief Financial Officer. In October 1991, Mr. Baker was named Vice President of Finance, Chief Financial Officer and Treasurer of IGT. He was named Executive Vice President, Corporate Finance, Chief Financial Officer and Treasurer in September 1993 and held these positions until August 1995. Mr. Baker was Senior Vice President and Chief Financial Officer of Boomtown Hotels & Casinos from August 1995 to February 1996. Mr. Baker rejoined IGT in March 1996 as our President, Chief Operating Officer and Chief Financial Officer. In May 1998, he resigned as Chief Financial Officer. From August 2000 to March 2001, Mr. Baker served as Chief Financial Officer and Treasurer, in addition to his position as President and Chief Operating Officer. In December 2000, he was appointed Chief Executive Officer. Mr. Baker has a Bachelor of Science degree in Business Administration and Liberal Arts from Upper Iowa University. Mr. Baker is a member of the Executive Committee of our board of directors.

## Neil Barsky
Director



Mr. Neil Barsky, 45, has served on our board of directors since March 2002. Mr. Barsky is managing partner of Alson Capital Partners, a New York City investment management company. Through September 30, 2002, Mr. Barsky was managing partner and co-founder of Midtown Capital Partners, LLC. Between 1993 and 1997, Mr. Barsky was an equity research analyst at Morgan Stanley, specializing in real estate, gaming and lodging. In 1997, Mr. Barsky was ranked #1 in lodging and #2 in gaming in the Institutional Investor All-American Research Poll. Prior to joining Morgan Stanley, Mr. Barsky was an award-winning reporter at the Wall Street Journal. Mr. Barsky has an MS from Columbia University's Graduate School of Journalism and a BA from Oberlin College. Mr. Barsky is a member of the Audit Committee of our board of directors.

## Wilbur K. Keating
Director



Wilbur K. Keating, 71, has served on our board of directors since May 1987. From August 1994 until October 2002, Mr. Keating was the Executive Officer for the National Association of State Retirement Administrators. Mr. Keating was the Assistant Executive Officer of the Nevada Public Employees Retirement System from 1974 through 1980, and its Chief Executive Officer from 1981 through 1994. He received his degree in Business Management from the University of Colorado in 1956. Mr. Keating is a member of the Audit Committee and Nominating and Corporate Governance Committee of our board of directors.

## Richard R. Burt
Director



Richard R. Burt, 55, has served on our board of directors since December 2001, when Anchor Gaming was acquired by IGT. Mr. Burt was a Director and Vice Chairman of Anchor Gaming from June 1999 until the acquisition in December 2001. Mr. Burt served as a director and Chairman of Powerhouse Technologies, Inc. from 1994 through December 2001. Mr. Burt is a founder and the Chairman of IEP Advisors, Inc. in Washington D.C. At various times between 1981 and 1994, he was a partner in McKinsey & Co., the Chief Negotiator in the Strategic Arms Reduction Talks (START) with the former Soviet Union, the U.S. Ambassador to the Federal Republic of Germany, the Assistant Secretary of State for European and Canadian Affairs and Director of Politico-Military Affairs. Mr. Burt also serves as Chairman of the Board of Weirton Steel, Inc. and as a director of Paine Webber Mutual Funds, and Hollinger International Inc. In addition, he is a member of the Textron Corporation's International Advisory Council. Mr. Burt is a member of the Audit Committee and Compensation Committee of our board of directors.

## Robert A. Bittman
Director



Robert A. Bittman, 48, has served on our board of directors since May 2000. Mr. Bittman first joined IGT in 1985 as Marketing Research Analyst and was subsequently named Director of Marketing. He was promoted to Vice President of Marketing in 1988 and held this position until December 1995. Mr. Bittman rejoined IGT in March 1996 as our Executive Vice President, Product Development. From 1980 to 1985, Mr. Bittman worked for Caesars Tahoe in all phases of slot management, including two years as Director of Slot Operations. Mr. Bittman majored in Systems Analysis at New York University, and Psychology at Queens College and the University of Nevada, Reno.

## Thomas J. Matthews
Director



Thomas J. Matthews, 37, has served on our board of directors since December 2001, when Anchor Gaming was acquired by IGT. He was named our Chief Operating Officer in December 2001. From February 1994 until the acquisition by IGT, Mr. Matthews held a number of key positions at Anchor Gaming, including President, Chief Executive Officer and Chairman of the Board. Mr. Matthews previously served as President of Global Gaming Distributors, Inc. until its acquisition by Anchor Gaming in 1994. Mr. Matthews graduated with a BS in Finance from the University of Southern California in 1986.

## Robert Miller
Director



Robert Miller, 57, has served on our board of directors since January 2000. Governor Miller has been a partner at the law firm of Jones Vargas since January 1999, which has provided and continues to provide legal services to IGT. From January 1989 until January 1999, he served as Governor of the State of Nevada and as Lieutenant Governor of the State of Nevada from 1987 to 1989. Governor Miller was the Clark County District Attorney from 1979 to 1986 and was Las Vegas Township Justice of the Peace from 1975 to 1979. He was first legal advisor for the Las Vegas Metropolitan Police Department from 1973 to 1975 and was a Clark County Deputy District Attorney from 1971 to 1973. Prior to 1973, Governor Miller was a uniformed commissioned officer for the Clark County Sheriff's Department and the Los Angeles County Sheriff's Department. During Governor Miller's political and professional careers, he has served on many local and national boards and chaired or co-chaired numerous committees within the National Governor's Association including the Chairmanship of the Association during 1996-1997. He was appointed by President Reagan to the nine-member President's Task Force on Victims of Crime in 1982 and was appointed to the Advisory Commission on Intergovernmental Relations by President Bill Clinton in 1993. Current board memberships include Newmont Mining Corporation, America West Holdings, American Cancer Society Foundation-National, Zenith National Insurance Corp., K12, Inc., National Center for Missing and Exploited Children, Wynn Resorts, and Member at Large – College Board of Regents of the National College of District Attorneys. Governor Miller received his law degree in 1971 from Loyola Law School, Los Angeles. Mr. Miller is a member of the Compensation Committee and Nominating and Corporate Governance Committee of our board of directors.

## Frederick B. Rentschler
Director



Frederick B. Rentschler, 63, has served on our board of directors since May 1992. Prior to his retirement in 1991, Mr. Rentschler served as President and Chief Executive Officer of Northwest Airlines from 1990 to 1991. Mr. Rentschler served as President and Chief Executive Officer of Beatrice Company from 1988 to 1990, as President and Chief Executive Officer of Beatrice U.S. Foods from 1985 to 1988, as President and Chief Executive Officer of Hunt-Wesson, Inc. from 1980 to 1984 and President of Armour-Dial from 1977 to 1980. Mr. Rentschler is the Chairman of the Board of Trustees of the Salk Institute, La Jolla, California. Additionally, Mr. Rentschler serves on the boards of Bionutrics and the Scottsdale Health Care Systems. Mr. Rentschler is a member of the Compensation Committee and Nominating and Corporate Governance Committee of our board of directors.

## The Audit Committee

Assists our Board of Directors in overseeing the accounting and financial reporting processes of IGT and the audits of our financial statements. This includes overseeing the integrity of our financial statements, compliance with legal and regulatory requirements, the qualifications and independence of our external public accountants, and the performance of our internal audit and independent public accountants' functions.

Neil Barsky (Chairman)
Richard R. Burt
Wilbur K. Keating

## The Compensation Committee

Discharges the responsibilities of our Board of Directors relating to compensation of IGT's executives and directors, and performs specified functions under company compensation plans.

Richard R. Burt
Robert Miller
Frederick B. Rentschler (Chairman)

## The Executive Committee

Exercises the powers and authority of our Board of Directors in the management of IGT's business affairs during the intervals between board meetings.

Charles N. Mathewson (Chairman)
G. Thomas Baker

## The Nominating and Corporate Governance Committee

Ensures that qualified candidates are presented to our Board of Directors for election as Directors, ensures that our board and our organizational documents are structured in a way that best serves our practices and objectives, and develops and recommends to our board a set of corporate governance principles.

Wilbur K. Keating
Robert Miller
Frederick B. Rentschler (Chairman)

# Officers and Senior Executives



**Tom Baker**
President
Chief Executive Officer



**Bob Bittman**
Executive Vice President



**Maureen Mullarkey**
Chief Financial Officer
Sr. Vice President

## FINANCE

Directs financial plans and analysis; worldwide accounting practices, policies and transactions; relationships with lending institutions, share-holders and the financial community.

Functional groups include:

- Corporate and International Finance
- Corporate Tax
- Investor Relations
- Treasury Management
- Accounting
- Information Systems
- Enterprise Resource Planning (ERP)



**Sara Beth Brown**
General Counsel
Sr. Vice President

## LEGAL

Responsible for the legal and regulatory health of the company worldwide. Oversees corporate governance as Secretary to the Board of Directors. Directs responsible gaming efforts. Manages intellectual property development, acquisition and protection.

Functional groups include:

- Legal
- Intellectual Property
- Government Relations
- Responsible Gaming
- Regulatory Compliance
- International Compliance
- Product Compliance
- Risk Management
- Internal Audit
- Corporate Governance



**Randy Kirner**
Vice President

## HUMAN RESOURCES

Directs Human Resource programs that improve IGT's business performance through people. These programs aim to build competitive advantage by attracting top talent, fostering employee contribution, developing employee capabilities, and retaining the best people for IGT.

Functional groups include:

- Compensation & Benefits
- Training & Development
- Employee Relations
- Recruitment
- Employee Service Center
- Employee Health Club



**Paulus Karskens**
President

## INTERNATIONAL

Responsible for evaluating and setting strategic policy involving all international sales, systems, support groups and related companies including:

- IGT-Europe: Includes IGT-Iceland
- IGT-Africa
- Latin America: Includes IGT-Argentina, IGT-Brazil, IGT-Peru
- IGT-Japan
- IGT-UK: Includes Barcrest Limited, Vivid Gaming, Red Gaming, IGT-UK Casinos, Barcrest Development BV, Barcrest Espana
- Other International markets: Korea, Military

### AUSTRALIA

Includes operations in Australia, New Zealand and the Asia Pacific region.



**TJ Matthews**
Chief Operating Officer



**Ward Chilton**
Sr. Vice President

### SALES

Represents the front line between IGT and the customer. From the sales process to installation to relationships after the sale, this group is the voice of the customer to IGT and the direct line of communication from IGT to the customer.

Functional groups include:

- North American Sales
  - Western Region Sales
  - Eastern Region Sales
  - Canadian Sales
  - Distributor Sales
  - National Accounts
- Public Gaming
- Sales Support
  - Marketing
  - Casino Services
  - Used Equipment



**Tony Ciorciari**
Sr. Vice President

### OPERATIONS

Manages the functional and operational direction of Manufacturing. Provides support services for daily operations and strategic direction.

Functional groups include:

- Materials Planning/Inventory Control
- Procurement/Purchasing
- Order Administration
- Logistics
- Warehousing
- Production
  - Subassembly
  - Final Assembly
  - Reconditioning
  - Silkscreen/Glass
  - Cabinet Shop
- Quality Assurance
- Manufacturing Engineering
- Facilities Engineering



**Rich Pennington**
Sr. Vice President

### PRODUCT DEVELOPMENT

Manages IGT's product development and product management functions. Group is key in creating game concepts, designing and developing games, marketing strategies and implementing market introductions. Takes lead in evaluation and forming strategic alliances with other gaming suppliers. Encompasses all facets of product development, including:

- Game Design
- Firmware Engineering
- IGT Gaming Systems
- Hardware Engineering



**Christer Roman**
President

### LOTTERY

Provides to IGT's worldwide lottery market, products and services which encompass online lottery systems, video-lottery control and monitoring systems, video-lottery gaming machines and affiliated services. Also provides systems, terminals and services to the pari-mutuel racing industry.

- IGT Online Entertainment (OES), formerly known as AWI
- United Tote: pari-mutuel and sports wagering products and services

# A Look Ahead



Pat Sajak and Vanna White



Terry Garr



Elvira



Beetle Baily artist Mort Walker



Joe Garagiola



The end of IGT's fiscal year usually coincides with Global Gaming Expo, also known as G2E, the large gaming industry trade show that takes place every fall in Las Vegas.

As it happens, just as one year is ending, IGT unveils the products – games, systems, software, hardware – that will, in large measure, determine the company's performance in the coming year.

IGT featured a large number of outstanding games and enhancements to products such as the *EZ Pay*™ ticket system and *EZ Play*™ machines that are revolutionizing the slot floor.

This year's showstopper was the new *Game King*™ *AVP*™ machine. IGT's new advanced video platform (*AVP*™) delivers not just remarkable high-resolution video and cutting edge animation, but also concert hall audio and interactive bonusing capability. The first *AVP*™ game, *Lifestyles of the Rich and Famous*®, debuted to rave reviews in Native American casinos in December 2002.

Crowds at the show were also treated to a preview of *Wheel of Fortune® Special Edition*™, with two new games that bring the classic game show to life in a way never before seen on a slot machine. The stars of *Wheel of Fortune*®, Pat Sajak and Vanna White, were on hand to open the show, as was Charlie O'Donnell, the man whose famous voice adds to the game show's excitement. All three are featured in new games.




YOUNG
WHEEL OF FORTUNE
Special Edition





Taking advantage of the resurgence of penny slots, the first penny *MegaJackpots*™ game, *The Beverly Hillbillies*™, went live in Nevada in November 2002. TITO technology made a penny slot feasible and players flocked to play the game. The 5-reel, 150-coin games offer a progressive *MegaJackpots*™ *Instant Winners*™ top award that starts at $200,000, as well as a mini-progressive secondary award. The *I Love Lucy*® game, featuring an *S2000*™ spinning reel slot and an *iGame-Plus*™ video slot on the same *MegaJackpots*™ progressive link, followed in December 2002.

Other *MegaJackpots*™ games that will begin appearing in casinos in fiscal year 2003 include:

- *Megabucks*® Video Slots
- An all-new *Quartermania*®
- *FAMILY FEUD*™ slots and video slots
- The *Famous Games*™ family of games that includes *Magic 8 Ball*™ and *UNO*™
- The addition of a *Sinatra*™ game to the *Diamond Cinema*™ video slots family




UNO
beetle bailey
M*A*S*H


UNO



- A new *M*A*S*H*™ video slot, which will join *The Beverly Hillbillies*™ as part of the *TV Hits*™ lineup of games

New daily fee Premium Series product introductions include two *Beetle Bailey*™ games, as well as the *SPAM*™, *Othello*® and *Cash King Checkers*™ games.

Promising performers in the "standard games" category include:

- *TABASCO*® Video Slots, an *iGame-Plus*™ theme which enjoys the distinction of being one of the all-time leaders in pre-release testing
- The *Little Green Men Family Reunion*™ game, another offering in the popular *Little Green Men*® series
- *Money Storm*®, a 5-reel, 20-line *iGame-Plus*™ theme
- *Dragon's Gold*™, a 5-reel, 15-line *iGame-Plus*™ theme featuring magical knights, castles and damsels in distress


THIS MACHINE ACCEPTS
$1 $5 $10 $20 $50 $100 BILLS
UNO


Dragon's Gold


"I Love Lucy"
This machine accepts tickets
$1 $5 $10 $20 $50 $100 bills
"I Love Lucy"

Spinning reel games are consistently voted as players' all-time favorites, and new twists on some familiar themes will appear in fiscal year 2003: *Triple Double Five Times Pay*™, *Ten Times Pay Red, White & Blue*™ and *Super Wild Sizzling 7*™, among others.


Money Storm
50,000

IGT was founded on the development of video poker, and these games continue to be extremely popular for casino operators and players alike. IGT will offer new games as part of its *Game King*® 4.3 multi-game poker suite, including *Super Double Double Bonus Poker*™, *Aces and Faces Poker*™, and *One-Eyed Jacks Poker*™. New multi-hand offerings from Action Gaming include *Flex Play Poker*™, *Triple Play Stud Poker*™, *Fast Action Draw Poker*™ and new progressive versions of many of the more popular multi-hand games.



With the growing base of TITO compatible casinos, the *EZ Pay*™ system showed off several enhancements at G2E. One new *EZ Pay*™ program produces tickets for promotional mailings or on-site rewards; another, known as *EZ Pay*™ Ticket Systems' Purchase Tickets feature, allows players to buy tickets at a cashier's workstation; while a third interfaces with the *QuikPlay*™ ATM system. These new


Money Storm


ZORBA
REPEAT CHANCE


Plate Smashing Feature
BONUS

features are designed to provide players with more convenience and to live up to the "EZ" in the *EZ Pay*™ name.

These and other programs are available in the *EZ Pay*™ 1.5 Ticket System using the IGT-developed *SAS*™ 6.00 protocol that was accepted as a standard specification by the Gaming Standards Association.

IGT's ability to introduce new games that consistently "out-win" the competition is part of what company President and CEO Tom Baker calls "raising the bar." It also means creating games so entertaining and popular they become "must haves" for any casino.

Standing behind the technology, games, and machines are the people of IGT. Their dedication is just as evident in the service and support they provided to IGT customers, as it is in the creativity and thought that goes into designing an entertaining new game.

Ultimately, their job is and will always be to make the game fun for the player and profitable for the customer.


HOT STUFF
18
BONUS


ALIEN
IGT-Japan K.K.
GAMES

IGT Annual Report